6/15

07024600

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hoya Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 2 1 2007
THOMSON FINANCIAL

FILE NO. 82- 34601 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dew

DATE: 6/20/07

This represents a translation, for reference and convenience only, of the original notice issued in Japanese.
In the event of any discrepancies between the Japanese and English versions, the former should prevail.

Securities Code: 7741

June 1, 2007

ARLS 3-31-07

Notice of the 69th Ordinary General Meeting of Shareholders

Dear Shareholders:

Notice is hereby given that the 69th Ordinary General Meeting of Shareholders of the Company will be held as set forth below and you are cordially invited to be present at such meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please go over the information set forth in the accompanying reference materials for the general shareholders meeting and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions, no later than June 18 (Monday), 2007.

Yours very truly,

HOYA CORPORATION
2-7-5, Naka-Ochiai, Shinjuku-ku,
Tokyo, Japan

Hiroshi Suzuki
President and Chief Executive Officer

Description

1. Date and time of meeting:

June 19th (Tuesday), 2007, at 10:00 a.m.

2. Location:

Orion, 5th floor, Chinzan-so

10-8, Sekiguchi 2-chome, Bunkyo-ku, Tokyo, Japan

(Please refer to the map at the end of this document for directions.)

3. Agenda:

Matters to be reported:

1. The business report and consolidated financial statements for the 69th fiscal year (from April 1, 2006 to March 31, 2007) and the audited reports of the consolidated financial statements for the fiscal year by the Independent Auditors and the Audit Committee.

2. Reports on financial statements for the 69th fiscal year (from April 1, 2006 to March 31, 2007).

Matters for resolution:

Proposition: Election of 8 Directors.

4. Matter decided before meeting

If you plan to exercise your voting rights in a non-uniform way, please inform the Company of this intention with the reason in writing at least three days prior to the date of the meeting.

– END –

If attending the meeting, please present the enclosed voting form to the receptionist at the meeting. If attending the meeting by proxy, the proxy must present the enclosed voting form to the receptionist at the meeting, together with an instrument showing his/her authority to act as proxy. (The proxy must be another shareholder of the Company having voting rights as provided under the Articles of Incorporation of the Company.)

If any revision takes places in the accompanying reference materials for the general shareholders meeting, the business report, the financial statements or the consolidated financial statements, it will be published at the Company's website on the Internet (http://www.hoya.co.jp/).

(Attached documents)

BUSINESS REPORT

For the period from April 1, 2006
to March 31, 2007

I. Matters Relating to the Present State of the HOYA Group:

1. Business Development and Results:

(1) General overview:

As of March 31, 2007, the HOYA Group consisted of the HOYA CORPORATION, 67 consolidated subsidiaries (five subsidiaries in Japan and 62 overseas) and four affiliates in Japan. Of the four affiliates, one company is accounted for by the equity method.

The Global Headquarters of the HOYA CORPORATION develop management strategies for the HOYA Group, and the independent management teams of each business segment and subsidiary is responsible for executing these strategies.

There are regional headquarters in Asia, North America and Europe, which support business operations by strengthening the relationships with countries and areas in the respective regions, offering legal support and internal auditing, etc. In particular, the HOYA Group has a treasury base in Europe.

Net Sales:

During the consolidated fiscal year under review, capital investment spread from large corporations and manufacturers to small and medium companies and to the non-manufacturing sector, and the economy showed steady growth. The depreciation of the yen against all other major currencies continued as an underlying foreign exchange trend and worked in favor of the Company. Improvement in corporate business performance led to employment growth, rising household income and increased consumption. These developments prompted the corporate sector to step up capital investment. This created a positive cycle which gathered strength over the time.

In the foreign exchange market, on average, the yen depreciated 2.7% against the US dollar, 9.3% against the euro, and 15.3% against the Thai baht during the consolidated fiscal year under review, compared with the previous term.

In this environment, the HOYA Group enjoyed steady demand growth overall, with revenue increasing in the Electro-Optics Division thanks to the general aggressive buildup of production capacity and the brisk development of new products by our customers. In the Vision Care Division, eyeglass lenses enjoyed steady growth overseas. The Health Care Division also experienced steady business growth. Revenue rose in both the Vision Care Division and the Health Care Division. As a result, sales during the consolidated fiscal year under review increased 13.3% year-on-year to 390,093 million yen.



Consolidated Net Sales and Average Exchange Rate
Million Yen
Yen/US$
400,000
300,000
200,000
100,000
0
125.00
120.00
115.00
110.00
105.00
100.00
121.20
112.76
113.93
246,293
271,443
308,172
344,228
FY ended March
2003
2004
2005
2006
2007
Net sales
Average Exchange Rate (Yen/US$)

Profits:

During the consolidated fiscal year under review, orders for high-precision products expanded in the Electro-Optics Division and profits increased. In Vision Care, the introduction of new eyeglass lens products to overseas markets and expansion of sales high value-added products continued. This resulted in higher profits. In the Health Care Division, sales of bifocal contact lenses and other advanced products remained brisk, and profits increased. As a result, the entire Group posted record sales and profits, with operating income rising 6.1% and net income jumping 10.3%. Meanwhile, ordinary income fell 0.7% resulting from exchange conversion relating to the transfer of funds from parent companies to subsidiaries. Net income per share increased 21.79 yen from the previous consolidated fiscal year, and reached 193.50 yen.



Profits
Million Yen
120,000
100,000
80,000
60,000
40,000
20,000
0
52,982
68,166
84,920
101,095
107,213
FY ended March
2003
2004
2005
2006
2007
Operating Income
Ordinary Income
Net Income

Capital:

Current assets and fixed assets at the end of the consolidated fiscal year under review increased 63,433 million yen and 22,785 million yen, respectively, from the end of the previous consolidated fiscal year. As a result, total assets grew 86,107 million yen year-on-year, to 447,644 million yen. Liabilities declined 638 million yen year-on-year to 80,499 million yen.

Net assets increased by 87,664 million yen, to 367,145 million yen from the end of the previous fiscal year, mainly because of the posting of current net income for the fiscal year under review. Capital ratio reached 81.6%. A breakdown of retained earnings can be found in "CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS on page 37.



Capital
Million Yen
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
81.7%
79.1%
81.6%
274,288
289,887
351,482
361,537
447,644
FY ended March
2003
2004
2005
2006
2007
Total Assets
Net Assets
Capital Ratio

* Following the previous practice, shareholders' equity and shareholders' equity ratio are stated in place of net assets and the capital ratio for fiscal years that ended on March 31, 2006 and earlier.

(2) Outline of consolidated results by business segment

<u>Information Technology : consolidated net sales of 228,344 million yen (increased 13.8% YOY)</u>



Annual Net Sales - Information Technology
Million Yen
250,000
200,000
150,000
100,000
50,000
0
5,485
4,116
10,749
10,092
9,092
111,460
135,071
165,664
190,551
219,252
FY ended March
2003
2004
2005
2006
2007
Electro-Optics
Photonics

Electro-Optics: consolidated net sales of 219,252 million yen (increased 15.1% YOY)

In mask blanks for semiconductor production, there was an increase in orders for phase shift mask blanks and other high-precision products, and revenue increased on a year-on-year basis.

In photo masks for manufacturing semiconductors, orders for high-precision and new next-generation products grew, and revenue increased from the previous consolidated fiscal year. Large LCD masks remained in a tough situation as liquid crystal panel manufacturers substantially reduced panel prices and competition among mask manufacturers intensified. Revenue from large LCD masks decreased year-on-year, reflecting particularly large demand for the start-up of new lines at the panel manufacturers last year.

Demand for glass disks for hard disk drives (HDDs) remained steady, and revenue from products increased from the previous consolidated fiscal year, thanks to contributions made by rising shipments from the Company's new plant in Vietnam.

Growth in digital camera lenses supported overall performance of optical lenses. Assisted also by increased demands for lenses used in mobile phones, revenue from optical lenses increased year-on-year.

Photonics: consolidated net sales of 9,092 million yen (down 9.9% YOY)

Major products in this division are industrial and medical equipment using lasers. Customers for the Company's industrial equipment include semiconductors manufacturers, liquid crystal panel manufacturers and optical equipment manufacturers. There was intense competition and reorganization in this market. As a result, revenue fell from the previous consolidated fiscal year.

Eye Care: consolidated net sales of 160,658 million yen (increased 14.8% YOY)



Annual Net Sales - Eye Care
Million Yen
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
26,716
28,380
31,409
35,483
40,849
94,388
98,203
94,971
104,456
119,808
FY ended March
2003
2004
2005
2006
2007
Vision Care
Health Care

Vision Care: consolidated net sales of 119,808 million yen (increased 14.7% YOY)

The domestic eyeglass lens market remained sluggish. At the Company, high-priced eyeglass lenses grew thanks to high-function coating and the added value of products such as newly-designed progressive lenses. But because of price competition in low-priced eyeglass lenses, total domestic sales remained at nearly the same level as the results of the previous consolidated fiscal year.

In overseas eyeglass lens markets, all regions saw steady growth thanks to expanded sales of products with high additional values such as newly-designed progressive lenses and highly refractive lenses. Pressure for price reduction was also strong in overseas markets for low-priced lenses, but total overseas sales increased from the previous year. Market conditions in Europe, particularly Germany, the largest market in the region, recovered and allowed growth to continue.

As a result, overall revenue of the Division increased on a year-on-year basis.

Health Care: consolidated net sales of 40,849 million yen (increased 15.1% YOY)

In the contact lens market, "Eye City," a retail store chain directly managed by the HOYA Group, continued to open new outlets. The chain tried to distinguish itself from competitors by expanding sales of high added-value products such as bifocal lenses with a consultative sales approach that took advantage of specialized product knowledge, and business at existing outlets grew steadily. As a result, revenue from contact lenses increased from the previous consolidated fiscal year.

Revenue from intraocular lenses (IOL) rose year-on-year as soft IOL, particularly yellow lenses, showed steady growth in Japan and overseas.

Other businesses: consolidated net sales of 1,089 million yen (decreased 70.1% YOY)

Crystal and Services segments were previously indicated as independent segments. However, we chose to consolidate them under "Other businesses" as sales and operating profit in these segments decreased as a result of structural reforms and their categorized indication declined in importance.

HOYA reduced the scale of its crystal business for restructuring. In services, it sold the personnel placement service on March 1, 2006. As a result, revenues from the two businesses decreased on a year-on-year basis.

2. Overview of Capital Investment and Financing

The total capital investment of the HOYA Group amounted to 54,432 million yen during the consolidated fiscal year under review, an increase of 5,647 million yen on a year-on-year basis.

During the consolidated fiscal year under review, approximately 73% of all investments were in the Electro-Optics Division, focusing on glass disks for HDDs, which are experiencing remarkable growth, with a view to the next generation.

The necessary funding for these investments was covered by internal funds.



Million Yen
Capital Investment
60,000
50,000
40,000
30,000
20,000
10,000
0
15,948
30,659
40,175
48,785
54,432
FY ended March
2003
2004
2005
2006
2007
Capital Investment

3. Overview of Business Transfer, Absorption-Type Corporate Split or Incorporation-Type Corporate Split

Effective October 1, 2006, the Company split the contact lens manufacturing division from itself, and transferred the business to HOYA HEALTHCARE CORPORATION, a wholly owned subsidiary of the Company. The matter has no material effect on the consolidated financial statements.

4. Overview of Succession of Rights and Obligations Relating to the Businesses of Other Corporations through Absorption-Type Corporate Split or Incorporation-Type Corporate Split

Subsidiaries of the Company in the United States, HOYA CRYSTAL, INC. and HOYA CORPORATION USA, merged on December 31, 2006, with HOYA CORPORATION USA as the surviving company.

5. Overview of Acquisition or Disposition of Stocks, Other Interest or Stock Acquisition Rights in Other Companies

To expand and upgrade marketing networks for eyeglass lenses, on April 2, 2006, the Company acquired through HOYA HOLDINGS N.V. (The Netherlands), its regional headquarters in Europe, a 51.0 percent stocks of an eyeglass lens marketing company in South Africa, renamed it to HOYA HILL OPTICS SA (PTY) LTD. and placed it under the scope of consolidated financial statements.

6. Management Issues Requiring Actions

The principal policy of HOYA Group is to maximize corporate value and to manage the Group with a global perspective, with the aim of acquiring a leading share in the world market. We are endeavoring to improve results in our diverse range of business operations by finding the right combination of our management resources that brings out the full potential of our competitive edge.

Management issues at the HOYA Group are as follows:

(1) Flexible Response to Changing Markets and Efficient Implementation of Management Resources

In the manifold business areas of the HOYA Group, we will accurately identify the needs of our customers and devise strategies in advance of the competition to respond quickly and flexibly to market trends. We will allocate management resources of the Group appropriately and will make timely decisions regarding plant and equipment investment, business alliances, mergers and acquisitions, withdrawal from or reduction in business operations, etc.

(2) Creation of New Business and Technologies

We realize that, to secure corporate earnings and maintain our growth, building growth segments that differ from existing segments by developing technologies other companies cannot imitate and creating new businesses is critical, in addition to expanding our existing businesses.

We will devote greater resources to developing technologies that will have global applications and products that have a significant competitive advantage; to exploring and creating new businesses; and to acquiring and training personnel able to support our next generation business.

7. **Changes in the State of Assets, Profits and Losses:**

Overview of Assets, Profits and Losses of the HOYA Group

Classification	66th fiscal year (ended March 31, 2004)	67th fiscal year (ended March 31, 2005)	68th fiscal year (ended March 31, 2006)	69th fiscal year (consolidated fiscal year under review) (ended March 31, 2007)
		(millions of yen, unless stated otherwise)		
Net sales	271,443	308,172	344,228	390,093
Net income	39,548	64,135	75,620	83,391
Net income per share (yen)	87.74	144.71	171.71	193.50
Total assets	289,887	351,482	361,537	447,644
Net assets	218,978	277,889	279,480	367,145
Net assets per share (yen)	491.90	623.59	648.87	845.98

(Notes) 1. Net income per share is calculated based on the average total number of shares issued during each fiscal year. Net assets per share are calculated based on the total number of shares issued at the end of each fiscal year. Total numbers of issued shares exclude treasury stocks.

2. The Company conducted a 4-for-1 stock split of its common shares on November 15, 2005 during the 68th fiscal year. Retroactive adjustment is made for net income per share and net assets per share for previous fiscal years in the table above on the assumption that the stock split was conducted at the beginning of concerned fiscal year.

3. Starting in the 69th fiscal year, the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Corporate Accounting Standard No. 5, December 9, 2005) and Implementation Guideline on the Accounting Standard for Net Assets in the Balance Sheet, etc. (Implementation Guideline on Corporate Accounting Standards No8, December 9, 2005 are applied.

   Additionally, the Accounting Standard Concerning Net Income per Share (Amended Corporate Accounting Standard No. 2, January 31, 2006) and the Implementation Guideline on Accounting Standards Concerning Net Income per Share (Amended Application Guidance for Accounting Standards No.4, January 31, 2006) are applied to calculation of net income per share and net assets per share.

4. Following the previous practice, shareholders' equity and shareholders' equity per share are stated in place of net assets and net assets per share for the 68th fiscal year and earlier fiscal years.

8. Important Subsidiaries

Company name	Capital stock	Voting rights owned by the Company	Main business
HOYA HOLDINGS,INC. (U.S.A.)	5,488 thousand U.S. dollars	100.0%	Regional headquarters in North America
HOYA HOLDINGS N.V. (Netherlands)	9,929 thousand Euros	100.0%	Regional headquarters in Europe, controlling manufacture and sales of Vision Care products
HOYA HOLDINGS ASIA PACIFIC PTE LTD. (Singapore)	114,664 thousand Singaporean dollars	100.0% (100.0%)	Regional headquarters in Asia and Oceania
HOYA HEALTHCARE CORPORATION	810 million yen	100.0%	Sales and manufacturing of medical equipment including contact lenses

(Note) "Voting rights owned by the Company" (appearing in the table) are those owned indirectly.

9. Major Businesses (as of March 31, 2007)

The businesses of the HOYA Group can be categorized into the Information Technology segment handling IT-related production goods such as semiconductors and liquid crystals, and the Eye Care segment handling consumer goods such as eyeglass lenses, contact lenses and intraocular lenses. Major products and services handled by respective divisions are shown below.

Business Segment	Division	Major products and services
Information Technology	Electro-Optics	Photomasks and mask blanks for semiconductors; masks for LCDs, parts for glass panels of LCDs, glass disks for hard disk drives, optical lenses, optical glasses; electronic glasses, optical communications products
	Photonics	Laser equipment, light sources for use in the electronics industry, special optical glass
Eye-Care	Vision Care	Eyeglass lenses, eyeglass frames
	Health Care	Contact lenses and accessories, intraocular lenses
Other businesses		Crystal glass products Construction of information systems

(Note) Crystal and Services segments were previously indicated as independent segments. However, we chose to consolidate them under "Other businesses" as sales and operating profit in these segments decreased as a result of structural reforms and their categorized indication declined in importance.

10. Head Office, Principal Places of Business, and Plants (as of March 31, 2007)

(1) Global Headquarters, HOYA CORPORATION

2-7-5, Naka-Ochiai, Shinjuku-ku, Tokyo

(2) Principal business offices and plants:

Division	Region	Name	Location
Electro-Optics	Overseas	HOYA CORPORATION USA	USA
		HOYA MAGNETICS SINGAPORE PTE LTD.	Singapore
		HOYA GLASS DISK THAILAND LTD.	Thailand
		HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD.	China
	Japan	HOYA CORPORATION, Blanks Division and other Marketing Departments	Shinjuku-ku, Tokyo, etc.
		Yokohama Marketing Center	Yokohama-shi, Kanagawa
		Kansai Marketing Center	Kyoto-shi, Kyoto
		Nagasaka Office	Hokuto-shi, Yamanashi
		Hachioji Factory	Hachioji-shi, Tokyo
		Kumamoto Factory	Ozu-cho, Kumamoto
		Akishima Factory	Akishima-shi, Tokyo
		Nagano Factory	Takamori-cho,Nagano
Photonics	Overseas	HOYA PHOTONICS, INC.	USA
	Japan	HOYA CANDEO OPTRONICS CORPORATION	Toda-shi, Saitama
		HOYA PHOTONICS CORPORATION	Toda-shi, Saitama
Vision Care	Overseas	HOYA CORPORATION VISION CARE COMPANY Global Headquarters	The Netherlands
		HOYA LENS DEUTSCHLAND GMBH	Germany
		HOYA LENS U.K.LTD.	UK
		HOYA LENS OF AMERICA, INC.	USA
	Japan	HOYA LENS THAILAND LTD.	Thailand
		HOYA CORPORATION Vision Care Company, Japan HQ	Shinjuku-ku, Tokyo
Health Care	Overseas	HOYA MEDICAL SINGAPORE PTE, LTD.	Singapore
	Japan	HOYA CORPORATION Medical Division	Shinjuku-ku, Tokyo
		HOYA HEALTHCARE CORPORATION	Shinjuku-ku, Tokyo
Others	Japan	HOYA CORPORATION Crystal Company	Shinjuku-ku, Tokyo
		HOYA SERVICE CORPORATION	Shinjuku-ku, Tokyo
		WELFARE CORPORATION	Shinjuku-ku, Tokyo
Corporate	Overseas	HOYA CORPORATION, Netherlands Branch	The Netherlands
		HOYA HOLDINGS, INC.	USA
		HOYA HOLDINGS N.V.	The Netherlands
		HOYA HOLDINGS ASIA PACIFIC PTE LTD.	Singapore

11. Employees (as of March 31, 2007)

Employees of the HOYA Group

(1) By Division

Division	Number of employees	Year-on-year comparison
Electro-Optics	19,570	Up 2,437
Photonics	199	Up 8
Vision Care	7,506	Up 712
Health Care	910	Up 177
Others	198	Down 73
Corporate	67	Up 13
Total	28,450	Up 3,274

(Note) 1. The numbers of employees shown above refers to the number of working personnel. These numbers include official employees only. Part-time employees and employees on short-term contracts are not included.

2. Corporate refers to the number of employees in the Global Headquarters and regional headquarters overseas.

3. The increase of 3,274 employees from the end of the previous consolidated fiscal year was primarily a result of the expansion of manufacturing facilities in Vietnam, Thailand, etc. by the Electro-Optics Division and corporate acquisitions by the Vision Care Division.

4. Employees at HOYA CORPORATION numbered 3,049 (down 171 year-on-year). Their ages and service periods averaged 41.6 and 13.2, respectively.

(2) By Region

Region	Number of employees	Year-on-year comparison
Japan	2,861	Up 61
North America	1,380	Up 43
Europe	2,429	Up 420
Asia	21,780	Up 2,750
Total	28,450	Up 3,274

(3) Changes in the number of employees



Consolidated Number of Employees
Persons
30,000
25,000
20,000
15,000
10,000
5,000
0
FY ended March
2003
2004
2005
2006
2007
3,150
3,023
3,007
2,800
2,861
0,873
5,069
8,227
2,376
5,589
Overseas
Japan

12. Other Important Matters Relating to the Present State of the HOYA Group (including post-balance sheet events)

"Progress of Management Integration by the Company and PENTAX Corporation"

The Company and PENTAX Corporation (hereinafter referred to as "PENTAX") on December 21, 2006 concluded a basic agreement for their merger effective October 1, 2007.

However, as discussions by the two companies progressed, management integration in the form of a merger became difficult practically. On April 7, 2007, based on the basic agreement, the Company approached PENTAX with a proposal to begin discussions of a takeover bid as an alternative integration method.

Following this, the Company's Board of Directors passed a resolution that officially sets out the intention to abandon the merger at their meeting on April 23, 2007. At the same meeting, the Directors resolved to continue the takeover bid, continuing discussions until May 31, 2007, and to make preparations to commence the takeover starting June 2007 on the condition of PENTAX's final consensus.

The ultimate objective of the Company is to increase its corporate value, and it will select the best method based on this objective.

II. Current State of the Company

1. State of Shares (as of March 31, 2007):

(1) Total number of shares the Company can issue:

Common stock: 1,250,519,400 shares

(2) Total number of issued shares:

Common stock: 435,017,020 shares

(3) Number of shareholders: 93,566 persons

(An increase of 41,777 persons from the end of the previous fiscal year)

(4) Number of shares constituting one unit:

100 shares

(5) Principal shareholders:

		Investment in the Company	
		Number of shares (hundred shares)	Percentage of investment (%)
1	Japan Trustee Services Bank, Limited (Trust Account)	293,646	6.80
2	The Master Trust Bank of Japan, Limited (Trust Account)	235,087	5.45
3	The Chase Manhattan Bank, N.A., London	144,323	3.34
4	State Street Bank and Trust Company 505103	119,103	2.76
5	The Dai-Ichi Mutual Life Insurance Company	115,306	2.67
6	State Street Bank and Trust Company	105,043	2.43
7	Nippon Life Insurance Company	100,001	2.32
8	Mamoru Yamanaka	90,197	2.09
9	The Chase Manhattan Bank 385036	88,677	2.05
10	Deutsche Bank Trust Company Americas	78,340	1.82

(Notes)

1. As no shareholder owns one-tenth or more of the aggregate number of shares that are already issued, the top ten shareholders are listed.
2. In consideration of the number of voting rights, the numbers of shares are stated in units of one hundred shares and the shares that do not constitute one trading unit are rounded down.
3. The percentage of investment is calculated by deducting treasury stocks (3,447,681 stocks).

2. State of Stock Acquisition Rights, Etc.

(1) Stock acquisition rights owned by Directors of the Company that have been issued as compensation for their execution of duties (as of March 31, 2007):

(1) First issue of stock acquisition rights resolved at the meeting of the Board of Directors held on October 21, 2002

・Number of stock acquisition rights:

550 rights

・Class and number of shares to be issued on exercise of stock acquisition rights:

220,000 shares of common stock

・Exercise price per share

1,918 yen per share

・Period during which stock acquisition rights can be exercised:

From October 1, 2003 to September 30, 2007

・Terms and conditions for the exercise of stock acquisition rights:

1. No stock acquisition right can be exercised partially.
2. No stock acquisition right can be exercised by the owner's heir.
3. No owner of stock acquisition rights can exercise the rights when any of the following applies to him/her:
   1) The owner of the stock acquisition rights leaves the post of Director or employee at the Company or its affiliates ("affiliates" defined in Paragraph 8, Article 8 of the "Regulations Concerning Terms, Forms and Production Methods in Financial Statements and Others," hereinafter referred to as "affiliates of the Company") before expiration of the term of office, or before the mandatory retirement age.
   2) The owner of the stock acquisition rights becomes a Director, an employee or a subcontractor of either of the following after leaving office as a Director or an employee of the Company or affiliates of the Company on expiration of the term of office or after reaching the mandatory retirement age.
      (i) Any third party that professionally manufactures, sells, researches or develops commodities that compete in markets with products manufactured or sold by the Company or affiliates of the Company
      (ii) Any third party that professionally provides, researches or develops services that complete in markets with services provided by the Company or affiliates of the Company
   3) The owner of the stock acquisition rights files a lawsuit against the Company or affiliates of the Company.
   4) The owner of the stock acquisition rights violates an internal regulation of the Company or affiliates of the Company (including working regulations, hereinafter referred to as "internal regulations and others") and is subject to disciplinary action decided by the Board of Directors of the Company, or he/she is dismissed in disgrace by the Company or affiliates of the Company.

・State of ownership by Directors of the Company:

Classification	Number of stock acquisition rights	Number of shares to be issued on exercise of stock acquisition rights	Number of owners of stock acquisition rights
Directors (excluding Outside Directors and including those serving concurrently as Executive Officers)	550 rights	220,000 shares	1 person
Outside Directors	0	0	0

(2) Second issue of stock acquisition rights resolved at the meeting of the Board of Directors held on May 23, 2003

No stock acquisition right was granted to Directors of the Company in the second issue of stock acquisition rights.

(3) Third issue of stock acquisition rights resolved at the meeting of the Board of Directors held on November 27, 2003

・Number of stock acquisition rights:

199 rights

・Class and number of shares to be issued on exercise of stock acquisition rights:

79,600 shares of common stock

・Exercise price of stock acquisition rights:

2,438 yen per share

・Period during which stock acquisition rights can be exercised:

From October 1, 2004 to September 30, 2008

・Terms and conditions for the exercise of stock acquisition rights:

Same as those in the first issue of stock acquisition rights

・Ownership by Directors of the Company:

Classification	Number of stock acquisition rights	Number of shares to be issued on exercise of stock acquisition rights	Number of owners of stock acquisition rights
Directors (excluding Outside Directors and including those serving concurrently as Executive Officers)	121 rights	48,400 shares	3 persons
Outside Directors	78 rights	31,200 shares	4 persons

(4) Fourth issue of stock acquisition rights resolved at the meeting of the Board of Directors held on November 25, 2004

・Number of stock acquisition rights:

213 rights

・Class and number of shares to be issued on exercise of stock acquisition rights:

85,200 shares of common stock

・Exercise price of stock acquisition rights:

2,713 yen per share

・Period during which stock acquisition rights can be exercised:

From October 1, 2005 to September 30, 2009

・Terms and conditions for the exercise of stock acquisition rights:

Same as those in the first issue of stock acquisition rights

・State of ownership by Directors of the Company:

Classification	Number of stock acquisition rights	Number of shares to be issued on exercise of stock acquisition rights	Number of owners of stock acquisition rights
Directors (excluding Outside Directors and including those serving concurrently as Executive Officers)	180 rights	72,000 shares	3 persons
Outside Directors	33 rights	13,200 shares	4 persons

(5) Fifth issue of stock acquisition rights resolved at the meeting of the Board of Directors held on December 22, 2005

・Number of stock acquisition rights:

193 rights

・Class and number of shares to be issued on exercise of stock acquisition rights:

77,200 shares of common stock

・Exercise price of stock acquisition rights:

4,150 yen per share

・Period during which stock acquisition rights can be exercised:

From October 1, 2006 to September 30, 2015

・Terms and conditions for the exercise of stock acquisition rights:

1. Any grantee of stock acquisition rights shall remain in office as Director, Executive Officer or employee of the Company or its subsidiaries when the grantee exercises the rights, unless the grantee leaves office on expiration of the term of office, because he/she has reached mandatory retirement age or for any other

legitimate reason.

2. No stock acquisition right so granted can be inherited.
3. In a Stock Acquisition Right Allocation Contract, the Company shall have the right to fix the maximum number of stock acquisition rights that can be exercised, or the maximum aggregate issue price of shares to be issued on exercising of the stock acquisition rights, in each year (from January 1 to December 31) during the period in which the stock acquisition rights can be exercised.
4. Based on a resolution for the issuing of stock acquisition rights adopted by the Board of Directors, other terms and conditions for the exercise of stock acquisition rights shall be as provided in the Stock Acquisition Right Allocation Contract.

・State of ownership by Directors of the Company:

Classification	Number of stock acquisition rights	Number of shares to be issued on exercise of stock acquisition rights	Number of owners of stock acquisition rights
Directors (excluding Outside Directors and including those serving concurrently as Executive Officers)	105 rights	42,000 shares	3 persons
Outside Directors	88 rights	35,200 shares	5 persons

(6) Sixth issue of stock acquisition rights resolved at the meeting of the Board of Directors held on October 19, 2006

・Number of stock acquisition rights:

202 rights

・Class and number of shares to be issued on exercise of stock acquisition rights:

80,800 shares of common stock

・Exercise price of stock acquisition rights:

4,750 yen per share

・Period during which stock acquisition rights can be exercised:

From October 1, 2007 to September 30, 2016

・Terms and conditions for the exercise of stock acquisition rights:

1. Any grantee of stock acquisition rights shall remain in office as Director, Executive Officer or employee of the Company, or shall remain in office as Director or employee of affiliates of the Company when the grantee exercises the rights, unless the grantee leaves office on expiration of the term of office, because he/she has reached mandatory retirement age or for any other legitimate reason.
2. No heir, assignee, pledgee or other successor to stock acquisition rights may exercise the rights under the provisions of a Stock Acquisition Right Allocation Contract.
3. In the Stock Acquisition Right Allocation Contract, the Company shall have the right to fix the maximum number of stock acquisition rights that can be exercised, or the maximum aggregate issue price of shares to be issued on exercising the stock acquisition rights, in each year (from January 1 to December 31) during the period in which the stock acquisition rights can be exercised.
4. Based on a resolution adopted by the Board of Directors, other terms and conditions for the exercise of stock acquisition rights shall be as provided in the Stock Acquisition Right Allocation Contract.

・State of ownership by Directors of the Company:

Classification	Number of stock acquisition rights	Number of shares to be issued on exercise of stock acquisition rights	Number of owners of stock acquisition rights
Directors (excluding Outside Directors and including those serving concurrently as Executive Officers)	152 rights	60,800 shares	3 persons
Outside Directors	50 rights	20,000 shares	5 persons

(Notes)

1. All stock acquisition rights were issued free of charge for the purpose of granting stock options.
2. The Company conducted a 4-for-1 stock split of its common shares on November 15, 2005. Before the stock split, the number of shares to be issued by the exercise of one stock acquisition right was 100 shares for the first through fourth issue of stock acquisition rights. After the stock split, the number increased to 400 shares for all issues including the fifth and sixth issues of stock acquisition rights.

(2) State of Stock Acquisition Rights the Company Issued to Employees and Others as Compensation for the Performance of Duties during the Fiscal Year under Review

Sixth issue of stock acquisition rights decided at the meeting of the Board of Directors held on October 19, 2006

- Number of stock acquisition rights
  1,750 rights (400 shares per stock acquisition right)
- Class and number of shares to be issued on exercise of stock acquisition rights
  700,000 shares of common stock
- Amount to be paid for stock acquisition rights
  Free of charge
- Amount of assets to be contributed at the time of the exercise of stock acquisition rights
  4,750 yen per share
- Period during which stock acquisition rights can be exercised
  October 1, 2007 to September 30, 2016
- Terms and conditions for the exercise of stock acquisition rights
  1. Any grantee of stock acquisition rights shall remain in office as employee of the Company, or as Director or employee of affiliates of the Company when he/she exercises the rights, unless he/she leaves office on expiration of the term of office, because he/she has reached mandatory retirement age or for any other legitimate reason.
  2. No heir, assignee, pledgee or other successor to stock acquisition rights may exercise the rights under the provisions of a Stock Acquisition Right Allocation Contract.
  3. In the Stock Acquisition Right Allocation Contract, the Company shall have the right to set the maximum number of stock acquisition rights that can be exercised, or the maximum aggregate issue price of shares to be issued on exercising of the stock acquisition rights, for each year (from January 1 to December 31) during the period in which the stock acquisition rights can be exercised.
  4. Other terms and conditions for the exercise of stock acquisition rights shall be as provided in the Stock Acquisition Right Allocation Contract.
- State of issue to employees of the Company, etc.

Classification	Number of stock acquisition rights	Number of shares to be issued on exercise of stock acquisition rights	Aggregate number of grantees
Employees of the Company	810 rights	324,000 shares	73 persons
Directors and employees of subsidiaries	940 rights	376,000 shares	100 persons

3. Directors of the Company

(1) Directors and Executive Officers (as of March 31, 2007)

Name	Position and role at the Company	Representation at other corporations, etc.
Takeo Shiina	Director	Senior Advisor of IBM Japan, Ltd.
Yuzaburo Mogi	Director	Representative Director, Chairman and CEO of Kikkoman Corporation
Yoshikazu Hanawa	Director	Honorary Chairman of Nissan Motor Co., Ltd.
Eiko Kono	Director	Special Advisor, RECRUIT Co., Ltd.
Yukiharu Kodama	Director	Chairperson of Japan Information Processing Development Corporation
Hiroshi Suzuki	Director President & CEO	
Kenji Ema	Director Executive Officer Chief Financial Officer	
Hiroaki Tanji	Director Executive Officer Chief Technology Officer	

(Notes) 1. Five directors, namely, Mr. Takeo Shiina, Mr. Yuzaburo Mogi, Mr. Yoshikazu Hanawa, Ms. Eiko Kono and Mr. Yukiharu Kodama are Outside Directors.

2. Each member of the committee was elected at the meeting of the Board of Directors held on June 16, 2006, and assumed their respective positions as shown below.

[Nomination Committee]: Messrs. Takeo Shiina (Chairman), Yuzaburo Mogi, Yoshikazu Hanawa, Ms. Eiko Kono and Mr. Yukiharu Kodama

[Audit Committee]: Messrs. Yukiharu Kodama (Chairman), Takeo Shiina, Yuzaburo Mogi, Yoshikazu Hanawa, and Ms Eiko Kono

[Remuneration Committee]: Messrs. Yuzaburo Mogi (Chairman), Takeo Shiina, Yoshikazu Hanawa, Ms. Eiko Kono and Mr. Yukiharu Kodama

3. Knowledge of Audit Committee members concerning finance and accounting

Each member of the Audit Committee of the Company has engaged in corporate management or has monitored the business community at government offices for many years. At the same time, they have served financial institutions as Outside Directors or advisors. They have reasonable levels of knowledge concerning finance and accounting. Mr. Yuzaburo Mogi, in particular, has direct, on-site finance and accounting experience as an accounting section member and as a director and chief controller.

4. Besides the duties stated above, important concurrent service by directors during the fiscal year under review is as follows.

Name	Companies, corporations, etc. under concurrent service	Contents of concurrent service
Takeo Shiina	Yamato Scientific Co., Ltd. The Tokyo Star Bank, Limited Mercian Corporation The Juroku Bank, Ltd.	Outside Director Outside Director Outside Director Outside Auditor
Yuzaburo Mogi	TOKYO GAS Co., Ltd. TEIJIN LIMITED Meiji Yasuda Life Insurance Company TOBU RAILWAY CO., LTD. Fuji Television Network, Inc.	Outside Director Outside Director Outside Director Outside Auditor Outside Auditor
Eiko Kono	Mitsui Sumitomo Insurance Co., Ltd.	Outside Director
Yukiharu Kodama	Mitsui O.S.K. Lines	Outside Director

(2) Policy of the Remuneration Committee for determining the amount of remuneration and other benefits received by Directors and Executive Officers and details of the policy

(i) Basic policy

The Company has established a Remuneration Committee with the objective of "contributing to improvement of results of the Company by constructing a remuneration system that raises motivation among Directors and Executive Officers and by appraising their performance appropriately." The Committee is made up of 5 Outside Directors who are not Executive Officers of the Company.

(ii) Policy concerning remuneration for Directors

The remuneration consists of a fixed salary as a Director and remuneration as a member or as a chairman of a committee, and is determined at an appropriate level in consideration of factors such as the management environment of the Company and the level of such remuneration among other companies.

(iii) Policy concerning remuneration for Executive Officers

The remuneration is composed of a fixed salary as an Executive Officer and performance-based remuneration.

The fixed salary is set at an appropriate level according to the office and responsibility of each Executive Officer in consideration of the management environment and the results of the Company as well as the level of such remuneration at other companies, etc.

Performance-based remuneration is determined by performance (evaluated using such indices as net income) and achievement of the management measures set at the beginning of the fiscal year, and is set at an appropriate level in consideration of factors such as the management environment of the Company and the level of such remuneration among other companies.

Benefits for Executive Officers stationed overseas (such as housing and company-owned cars) are set at an appropriate level in consideration of such factors as the management environment of the Company and the level of such benefits among other companies.

(iv) Stock options

Deliberations on the granting of stock options to Directors and Executive Officers are held by the Remuneration Committee considering performance and individual evaluations, and decisions are made by the Board of Directors.

(3) Total remuneration and others paid to Directors and Executive Officers

(Period of application: from April 1, 2006 to March 31, 2007)

Classification	Number of payees	Amount of payments
Directors (of which, Outside Directors)	8 persons (5)	78 million yen (54)
Executive Officers	3	298
Total	8	376

(Notes)

1. At the end of the fiscal year under review, there were eight Directors and three Executive Officers. All three Executive Officers served as Directors concurrently.
2. The amount of remuneration and others includes 218 million yen paid as bonuses for Executive Officers in the fiscal year under review.
3. The amount of remuneration and others includes 17 million yen paid as remuneration in the form of stock options (including the aggregate amount of 4 million yen paid to five Outside Directors).

(4) Outside Directors

(i) Concurrent Service by Outside Directors (where they serve as operating officers or Outside Directors at other companies)

Concurrent service is as shown in the table for (1) State of Directors and Executive Officers on page 25 and the table for Note 4 on page 26. The Company has no material transactions with any of the other corporations where Outside Directors of the Company hold concurrent posts.

(ii) Major Activities during the Fiscal Year under Review

Name	Major Activities
Takeo Shiina	Mr. Shiina attended nine of the ten meetings of the Board of Directors held during the fiscal year under review, and made useful contributions to the discussion of items on the agenda, based on his substantial management experience and expertise. As for committees, Mr. Shiina attended ten of the 11 meetings of the Audit Committee, all meetings of the Remuneration Committee, and all meetings of the Nomination Committee held during the fiscal year under review. As an Outside Director, he made remarks from a fair and impartial position as the occasion required, and fulfilled his role in management supervision. As for specific services, Mr. Shiina led discussion on agenda items including the selection of candidates for Director posts and the appointment of candidates for Executive Officers as Chairman of the Nomination Committee, and made final decisions on these items.
Yuzaburo Mogi	Mr. Mogi attended nine of the ten meetings of the Board of Directors held during the fiscal year under review, and made useful contributions to the discussion of items on the agenda, based on his substantial management experience and expertise. As for committees, Mr. Mogi attended nine of the 11 meetings of the Audit Committee, six of the seven meetings of the Remuneration Committee, and all meetings of the Nomination Committee held during the fiscal year under review. As an Outside Director, he made remarks from a fair and impartial position as the occasion required, and fulfilled his role in management supervision. As for specific services, Mr. Mogi led discussion on agenda items by constructing a remuneration system that gives greater incentives to Directors and Executive Officers and by conducting fair and adequate performance evaluations as the Chairman of the Remuneration Committee, and made final decisions concerning these items.
Yoshikazu Hanawa	Mr. Hanawa attended eight of the ten meetings of the Board of Directors held during the fiscal year under review, and made useful contributions to the discussion of items on the agenda, based on his substantial management experience and expertise. As for committees, Mr. Hanawa attended nine of the 11 meetings of the Audit Committee, six of the seven meetings of the Remuneration Committee, and all meetings of the Nomination Committee held during the fiscal year under review. As an Outside Director, he made remarks from a fair and impartial position as the occasion required, and fulfilled his role in management supervision.
Eiko Kono	Ms. Kono attended all meetings of the Board of Directors held during the fiscal year under review, and made useful contributions to the discussion of items on the agenda based on her abundant experience and knowledge as a corporate manager. As for committees, Ms. Kono attended all meetings of the Audit Committee, all meetings of the Remuneration Committee, and all meetings of the Nomination Committee held during the fiscal year under review. As an Outside Director, she made remarks from a fair and impartial position as the occasion required, and fulfilled her role in management supervision.
Yukiharu Kodama	Mr. Kodama attended all meetings of the Board of Directors held during the fiscal year under review, and made useful contributions to the discussion of items on the agenda based on his experience as the minister's aide and an impartial observer of the business community at the Ministry of International Trade and Industry (the predecessor of the Ministry of Economy, Trade and Industry), and based on the substantial abundant experience and expertise he has gained at financial institutions. As for committees, Mr. Kodama attended all meetings of the Audit Committee, all meetings of the Remuneration Committee, and two of the three meetings of the Nomination Committee held during the fiscal year under review. As an Outside Director, he made remarks from a fair and impartial position as the occasion required, and fulfilled his role in management supervision. As for specific services, Mr. Kodama led discussion on agenda items including verification of financial statements, monitoring of the internal control systems and audits of operations and assets as the Chairman of the Audit Committee, and made final decisions concerning these items.

(iii) Overview of Liability Limitation Contract

The Company and its Outside Directors have concluded an agreement that limits possible future liabilities of the latter prescribed in Paragraph 1, Article 423 of the Corporation Law to the higher of a prefixed amount exceeding 10 million yen or the amount prescribed by law.

4. Accounting Auditors

(1) Name: KPMG AZSA & Co.

(2) Amount of remuneration, etc.

	Amount of payment
Amount of remuneration, etc. paid to accounting auditors during the fiscal year under review	48 million yen
Aggregate amount of monetary and other asset gains the Company and its subsidiaries owe to accounting auditors	152 million yen

(Note) 1. KPMG AZSA & Co. audits major subsidiaries of the Company located in Japan. KPMG International provides an audit service to the Company's major subsidiaries overseas.

2. The audit agreement between the Company and its accounting auditors makes no clear distinction between the amount of audit fees based on the Corporation Law and the audit remuneration, etc. based on the Securities and Exchange Law. Nor is any distinction made in practice. For these reasons, the total amount of remuneration for the accounting auditors is stated as the amount of remuneration, etc. for the fiscal year under review.

(3) Details of non-audit services

Counseling and guidance services relating to the conversion of the consolidated financial statements produced by the Company in compliance with International Financial Reporting Standards, and other services.

(4) Policy on dismissal of accounting auditors or decision against reappointment

When a condition that corresponds to any of the reasons for dismissal prescribed in the items of Paragraph 1, Article 340 of the Corporation Law exists, and dismissal is deemed to be reasonable, the Audit Committee shall dismiss the accounting auditors with the agreement of all Audit Committee members. In this case, an Audit Committee member appointed by the Audit Committee shall report the dismissal of the accounting auditors and the reason for the dismissal at the first General Meeting of Shareholders following the dismissal.

The Audit Committee shall also examine the potential for reappointment by taking into consideration the term of office of accounting auditors, the status of prior audit execution, the presence or absence of any serious reason that causes accounting auditors to lose credibility, and other circumstances, and, when reappointment is not considered reasonable, shall place "no reappointment of accounting auditors" on the agenda for discussion at the General Meeting of Shareholders based on the regulations of the Audit Committee.

III. Systems and Policies of the Company

1. System for Ensuring Adequacy of Operations:

Contents of the resolution of the Board of Directors concerning matters prescribed in Sub Items B and E, Item 1, Paragraph 1, Article 416 of the Corporation Law and Article 112 of the Enforcement Regulation of the Corporation Law are as follows.

(1) Important matters in the execution of duties by the Audit Committee

(i) Matters concerning Directors and employees assisting the Audit Committee in its duties

・The Audit Committee Office shall be established to assist the Audit Committee in its duties.

(ii) Matters concerning independence from the Executive Officers of Directors and employees stated in the above item

・The regulations of the Company shall prescribe that the Audit Committee has the power to appoint and dismiss staff members of the Audit Committee Office.

(iii) Systems required for reports to the Audit Committee, including reports by Executive Officers and employees

・As the Board of Directors Regulations were amended to require reporting of all important matters at meetings of the Board of Directors, with Outside Directors comprising the majority of Board members, reports to the Board of Directors began to cover all important matters. For this reason, no provision is adopted for matters that should be reported to the Audit Committee.

(iv) Other systems for ensuring the effectiveness of audits by the Audit Committee

・The Company shall position the Internal Audit Division under the Audit Committee. The Internal Audit Division shall conduct audits focusing on onsite audits according to the audit policies and plans decided or approved by the Audit Committee, and shall report to the Audit Committee as the occasion demands.

・Each internal organ shall immediately report information it stores and manages at the request of the Audit Committee or the Internal Audit Division.

(2) Matters required for ensuring the adequacy of operations

(i) Systems concerning the storage and management of information about the execution of duties by Executive Officers

・Efforts shall be made to adequately store and manage important matters, including documents, records and minutes relating to applications for internal approval, in accordance with laws, regulations and other standards.

(ii) Regulations and other systems concerning the management of the risk of loss

・Each organ and division shall try to identify and manage risks, and shall aim for improvements as the occasion demands, taking into consideration the instructions of the Internal Audit Division, etc.

(iii) Systems for ensuring the efficiency of duty performance by Executive Officers

・Each division shall carry out its operations according to the annual plan and the quarterly budget adopted at meetings of the Board of Directors. The HOYA Group shall ensure the efficiency of Group management by evaluating the levels of target achievement every quarter and working to make improvements as the occasion demands.

・Executive Officers shall be timely and precise in performing their duties based on the decision-making system for their execution of duties, which covers their standards for approving important matters.

(iv) Systems for ensuring compliance with laws, ordinances and the Articles of Incorporation of the way duties are performed by Executive Officers and employees

・The HOYA Group shall secure systems relating to the HOYA Business Conduct Guidelines that need to be observed by Directors and employees of the HOYA Group.

(v) Systems for ensuring the adequacy of Group operations, including a given company, its parent and its subsidiaries

・The HOYA Group shall observe across its organization the HOYA Business Conduct Guidelines established based on the Management Policy and Management Principles of the Group, and shall undertake educational activities as required. The HOYA Group will reinforce the effectiveness of such activities with the HOYA Help Line, an intra-Group system for reporting and counseling. The Group shall operate this system not only in Japan but also overseas to ensure the soundness of Group activities.

2. Basic Policy on Parties that Control Decisions Concerning Corporate Finance and Business Policies

The Company has not adopted a policy on this matter. The Company's basic view regarding this point is as follows.

The Company takes the view that judgment should ultimately lie with shareholders when an acquisition proposal and the like is made with the transfer of management control as its objective. No concrete threat regarding acquisition has emerged so far. The Company has no intention to fix concrete arrangements (so-called "countermeasures against takeovers) before the emergence of any such proposal. The responsibility of management is not to take unnecessary actions to defend companies from takeovers. As an entity that operates for the benefit of its shareholders, the Company considers it crucial to increase the return of profit to shareholders and increase its corporate value by constantly monitoring transactions of its shares and changes to its shareholders, to improve its business performance and increase its financial strength with the greater objective of achieving further growth. If an acquisition or similar proposal is made, the Company considers it important to provide the information shareholders require to make a judgment based on an examination of the proposal made by the proposer. If the Company believes that the proposal will not increase the corporate value of the Company and benefit the common interest of its shareholders, it will clearly explain to the shareholders the reasons that form the background to its position, and try to obtain the understanding of shareholders.

3. Policy Concerning Decisions on Appropriation of Retained Earnings, etc.

The Company has been stressing consolidated results in Group management and the interest of shareholders in its own management policies, and to meet the expectations of shareholders, has been endeavoring to improve corporate value and increase shareholder value.

In the distribution of retained earnings, the Company intends to monitor cash demand and make decisions from medium- and long-term perspective, taking into consideration the balance of returns to shareholders, the welfare of employees and the strengthening of internal reserves for future business actions.

The Company will meanwhile appropriate internal reserves on a preferential basis to such operations as securing the production capabilities needed to fulfill the supply obligations of a company with the leading share in the market, capital investment in developing next-generation products, and investment in markets to establish the HOYA brand. Moreover, the Company plans to aggressively explore the potential for mergers and acquisitions (M&A), to increase corporate value, and to invest in such activities in a timely way.

In light of the balance between business performance and internal reserves required to prepare for future growth, the Company set year-end dividends for the consolidated fiscal year under review at 35 yen per share. Adding interim dividends of 30 yen per share that have already been paid, annual dividends are therefore 65 yen per share.

[Notes]

1. Stated amounts do not include fractions below the indication unit.
2. Net sales and other amounts do not include consumption tax or local consumption tax.

CONSOLIDATED BALANCE SHEETS

(as of March 31, 2007)

	(Millions of yen)
ASSETS	
Current assets	275,706
Cash and deposits	120,621
Notes and accounts receivable – trade	94,296
Inventories	49,721
Deferred tax assets	7,067
Other current assets	5,309
Allowance for doubtful receivables	(1,311)
Fixed assets	171,937
Tangible fixed assets	143,218
Buildings and structures	33,871
Machinery and vehicles	75,961
Tools, equipment and fixtures	12,311
Land	9,154
Construction in progress	11,918
Intangible fixed assets	6,248
Investments and other assets	22,470
Investment securities	14,575
Deferred tax assets	2,723
Other assets	5,493
Allowance for doubtful receivables	(322)
TOTAL ASSETS	447,644
LIABILITIES	
Current liabilities	78,181
Notes and accounts payable – trade	28,779
Accrued income taxes	12,821
Accrued bonus to employees	4,327
Accrued bonus for Directors	67
Other current liabilities	32,184
Long-term liabilities	2,317
Reserve for periodic repairs	890
Other long-term liabilities	1,427
TOTAL LIABILITIES	80,499
NET ASSETS	
Shareholders' equity	331,924
Common stock	6,264
Capital surplus	15,898
Retained earnings	322,513
Treasury stock – at cost	(12,753)
Advance payment of premium for treasury stocks	1
Valuation and translation adjustments	33,177
Net unrealized gain (loss) on other marketable securities	(85)
Foreign currency translation adjustments	33,263
Stock acquisition rights	167
Minority interests	1,876
TOTAL NET ASSETS	367,145
TOTAL LIABILITIES AND NET ASSETS	447,644

CONSOLIDATED STATEMENTS OF INCOME

(From April 1, 2006 to March 31, 2007)

		(Millions of yen)
Net sales		390,093
Cost of sales		197,410
Gross profit		192,682
Selling, general and administrative expenses		85,469
Operating income		107,213
Non-operating income		
Interest income	2,901	
Equity in earnings of associated companies	642	
Others	2,283	5,827
Non-operating expenses		
Interest expense	86	
Sales Discount	822	
Loss on foreign exchange	6,711	
Others	2,510	10,131
Ordinary income		102,909
Extraordinary income:		
Gain on sale of property, plant and equipment	9,629	
Others	884	10,513
Extraordinary losses:		
Loss on disposal of property, plant and equipment	3,327	
Additional retirement benefits paid to employees	1,055	
Expenses for improvements on environment	767	
Impairment loss	87	
Others	1,053	6,290
Income before income taxes and other items		107,132
Income taxes – Current	23,491	
Income taxes – Deferred	70	23,562
Minority interests in net income		178
NET INCOME		83,391

<u>**Consolidated Statements of Changes in Net Assets**</u>

From April 1, 2006 to March 31, 2007

(unit: million yen)

	Shareholders' equity					
	Capital stock	Capital surplus	Retained earnings	Treasury stocks	Advance payment of premium for treasury stocks	Total shareholders' equity
Balance as of March, 31, 2006	6,264	15,898	266,345	(16,279)	–	272,228
Changes during the consolidated current fiscal year under review						
Dividends from retained earnings			(25,843)			(25,843)
Bonuses for Directors			(64)			(64)
Net income			83,391			83,391
Acquisition of treasury stocks				(12)		(12)
Disposition of treasury stocks			(1,606)	3,539		1,932
Changes resulted from changes in the accounting standards of consolidated subsidiaries overseas			290			290
Others ( )					1	1
Changes (net amounts) in items other than shareholders' equity during the current consolidated fiscal year under review						
Total changes during the current consolidated fiscal year under review	–	–	56,167	3,526	1	59,695
Balance as of March 31, 2007	6,264	15,898	322,513	(12,753)	1	331,924

	Valuation and translation adjustments			Stock acquisition rights	Minority interests	Total net assets
	Net unrealized gains on available-for-sale securities	Translation adjustments	Total valuation and translation adjustments			
Balance as of March, 31, 2006	110	7,142	7,252	–	919	280,400
Changes during the current consolidated fiscal year under review						
Dividends from retained earnings						(25,843)
Bonuses for Directors						(64)
Net income						83,391
Acquisition of treasury stocks						(12)
Disposition of treasury stocks						1,932
Changes resulted from changes in the accounting standards of consolidated subsidiaries overseas						290
Others (※))						1
Changes (net amounts) in items other than shareholders' equity during the current consolidated fiscal year under review	(195)	26,121	25,925	167	956	27,049
Total changes during the current consolidated fiscal year under review	(195)	26,121	25,925	167	956	86,744
Balance as of March 31, 2007	(85)	33,263	33,177	167	1,876	367,145

* These amounts correspond to consideration for the disposition of treasury stocks received the day before the due date for payment or earlier.

Reference: CONSOLIDATED STATEMENTS OF CASH FLOWS

(From April 1, 2006 to March 31,2007)

		(Millions of yen)
I.	OPERATING ACTIVITIES:	
	Income before income taxes and other items	107,132
	Depreciation and amortization	36,338
	Impairment loss	87
	Decrease in allowance for doubtful receivables	(242)
	Increase in accrued bonus to employees	154
	Increase in reserve for periodic repairs	267
	Interest and dividend received	(2,922)
	Interest paid	86
	Gain on foreign exchange	4,782
	Equity in earnings of associated companies	(642)
	Gain on sale of property, plant and equipment	(9,629)
	Loss on disposal of property, plant and equipment	3,327
	Write-off and write-down of investment securities	7
	Bonus to directors	(64)
	Others	(705)
	Increase in notes and accounts receivables	(13,800)
	Increase in inventories	(4,798)
	Decrease in other current assets	2,249
	Decrease in notes and accounts payables	(1,208)
	Decrease in unpaid consumption tax, etc.	(1,022)
	Increase in other current liabilities	241
	Sub-total	119,639
	Interest and dividend received	2,556
	Interest paid	(40)
	Income and other taxes paid	(23,361)
	Net cash provided by operating activities	98,793
II.	INVESTING ACTIVITIES:	
	Purchases of property, plant and equipment	(52,379)
	Proceeds from sales of property, plant and equipment	10,217
	Purchases of investment securities	(407)
	Proceeds from sales of investment securities	30
	Acquisition of shares in subsidiaries that accompanied the change in the scope of consolidation	(908)
	Expenditure for loans	(584)
	Income from collection of loans	77
	Expenditure for other investments	(3,274)
	Income from other investments	576
	Net cash used in investing activities	(46,652)
III.	FINANCING ACTIVITIES:	
	Acquisition of treasury stock	(12)
	Sale of treasury stock	1,934
	Dividends paid by the parent company	(25,810)
	Dividends paid to minority interests	(2)
	Net cash used in financing activities	(23,891)
IV.	Effect of Exchange Rate Changes on Cash and Cash Equivalents	8,798
V.	Net Decrease in Cash and Cash Equivalents	37,047
VI.	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	83,574
VII	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	120,621

(Note) Negative figures parenthesized in the consolidated statements of cash flows indicate net outflow of cash and cash equivalents.

Notes to Consolidated Financial Statements

Basic Important Matters for the Preparation of Consolidated Financial Statements

1. Scope of Consolidation

   Number of consolidated subsidiaries: 67 companies

   Major consolidated subsidiaries:

   HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA HEALTHCARE CORPORATION

2. Application of the equity method

   (1) Affiliates accounted for by the equity method

   Number of Affiliates subject to application of the equity method: 1 company

   Name of the company: NH TECHNO GLASS CORPORATION

   (2) Affiliates not accounted for by the equity method

   Major affiliate: Two Coins Co., Ltd.

   The company not accounted for by the equity method is a small company and has been excluded from application of the equity method because both the gain/loss in equity method and retained earnings have little impact on the consolidated financial statements.

3. Changes in the scope of consolidation

   During the current consolidated fiscal year under review, the number of overseas consolidated subsidiaries increased by six, including five new companies and one acquisition. Meanwhile, one overseas consolidated subsidiary disappeared with the merger of two subsidiaries. As a result, the number of consolidated subsidiaries increased by five.

4. Fiscal years of consolidated subsidiaries

   The fiscal years of the six consolidated subsidiaries located in the People's Republic of China end on December 31.

   All 67 consolidated subsidiaries report quarterly results, and the financial documents based on the results current as of the 4th quarter (March 31) were used for the above six companies when preparing the consolidated financial statements.

5. Significant Accounting Policies

   (1) Standards and methods for evaluation of marketable securities

   Other marketable securities

   Those quoted on exchanges:

   The market value method based on the market price, etc. at the end of the consolidated fiscal year (All valuation gains and losses are processed through the method of direct entry in capital, and sale cost is calculated based on the moving average method)

   Those not quoted on exchanges:

   Cost determined by the moving-average method.

   (2) Standards and methods for evaluation of inventories

   Inventories are recorded at cost chiefly using the weighted average costing method.

(3) Methods of depreciation of fixed assets

Tangible fixed assets:

The Company and its consolidated subsidiaries based in Japan adopt the straight-line method for buildings (excluding building annexes) that have been acquired on April 1, 1998 and thereafter, and the declining-balance method for other tangible fixed assets. Some consolidated subsidiaries adopt the straight-line method, and items they depreciate using the straight-line method account for approximately 66.2% of the book value of tangible fixed assets. The useful life of buildings is 10 to 50 years and that of machinery and equipment is 3 to 10 years.

Intangible fixed assets:

The straight-line method is applied. The internally defined useful life of software is 5 years.

(4) Methods of providing important allowances

(i) Allowance for doubtful receivables:

To prepare against credit losses, an allowance for doubtful receivables is provided. For ordinary credits, an allowance is provided based on the historical loss ratios. For credits threatened with bankruptcy and for credits to borrowers under bankruptcy and reorganization, etc., allowance is provided based on an evaluation of the financial position of the borrowers.

(ii) Accrued bonus:

To prepare for bonus payments to employees, an accrued bonus is provided in accordance with the estimated amounts payable.

(iii) Accrued bonus for Directors:

To prepare for bonus payments to Directors, an accrued bonus is provided in accordance with the estimated amounts payable in the current consolidated fiscal year under review.

(iv) Reserve for periodic repairs:

To prepare for expenses for large-scale repairs to continuous smelters after a fixed period of time, an amount estimated based on the expenses of the previous large-scale repairs is provided.

(5) Standards for the conversion of significant foreign-denominated assets and liabilities into Japanese currency

Foreign-denominated credits and liabilities are converted into yen currency based on the spot exchange rate on the last day of the current consolidated fiscal year under review, and the exchange difference is treated as a gain or loss. Assets and liabilities of consolidated subsidiaries located overseas are converted into yen currency based on the spot exchange rate on the last day of the consolidated fiscal year under review, their revenue and expenses are converted into yen currency based on the average exchange rate for the consolidated fiscal year under review, and the exchange differences are included in minority interest and foreign currency translation adjustments in the Net Assets section.

(6) Treatment of significant leases

Finance leases other than those in which ownership of the leased property is deemed to have moved to the lessee are treated using the accounting procedure pursuant to the ordinary lease transaction method.

(7) Significant hedge accounting methods

(i) Hedge accounting methods

Deferral hedging is applied. Appropriation is adopted for hedging exchange risks when the criteria for appropriation are met.

(ii) Hedging methods, items covered by hedging and hedging strategy

Exchange risks are hedged based mainly on the company's "Internal Management Regulations", and the company has adopted a policy of not conducting any speculative derivative trading.

Hedging method: forward exchange contracts

Items hedged: foreign currency denominated loans

(iii) Methods for evaluating the validity of hedging

Fluctuations in the exchange rate and cumulative fluctuations in cash flow for the hedged items are compared with the exchange rate and cumulative fluctuations in cash flow for the hedging method to evaluate the validity based on the ratio of these fluctuations.

(8) Treatment of national and local consumption taxes

The tax excluded method is applied.

6. Method for evaluating the assets and liabilities of consolidated subsidiaries
The method used for evaluating the assets and liabilities of consolidated subsidiaries is the market value method.

7. Changes in accounting policies
(Accounting standards etc. relating to indications in the Net Assets section of the balance sheet)
(Partial amendments of accounting standards, etc. relating to decreases in treasury stocks and reserves, etc.)

Starting in the current consolidated fiscal year under review, the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard No. 5, December 9, 2005) and the Application Guideline on the Accounting Standard for Net Assets in the Balance Sheet, etc. (Corporate Accounting Application Guideline No8, December 9, 2005, the amended Accounting Standard for Decreases in Treasury Stocks and Reserves (Accounting Standard No. 1, amended on August 11, 2006), and the amended Application Guideline for Accounting Standards for Decreases in Treasury Stocks and Reserves (Corporate Accounting Application Guideline No. 2, amended on August 11, 2006) are applied.

These changes have no impact on gains or losses.

The amount equivalent to the total amount for the equity section is 365,102 million yen.

(Accounting standards for business combinations, etc.)

Starting in the current consolidated fiscal year under review, the Accounting Standards for Business Combinations (Accounting Standards Board, October 31, 2003), Accounting Standards for Business Separations (Accounting Standard No. 7, December 27, 2005), and the Application Guidelines for Accounting Standards for Business Combinations and Business Separations, Etc. (Accounting Application Guideline No. 10, December 27, 2005) are applied.

These changes have no impact on gains or losses.

(Accounting standards concerning bonus for Directors)

Starting in the current consolidated fiscal year under review, the Accounting Standard for Directors' Bonuses (Accounting Standard No. 4, November 29, 2005) is applied. .

The change caused operating income, ordinary income and net income before taxes and other adjustments to decrease by 67 million yen, respectively.

(Accounting standards concerning stock options, etc.)

Starting in the current consolidated fiscal year under review, the Accounting Standard for Stock Options (Accounting Standard No. 8, December 27, 2005) and the Application Guidelines for Accounting Standards Concerning Stock Options (Corporate Accounting Application Guideline No. 11, May 31, 2006) are applied.

These changes caused operating income, ordinary income and net income before taxes to decrease by 167 million yen, respectively.

Notes to the Consolidated Balance Sheets

1. The amounts shown are rounded down to the nearest million yen.
2. Accumulated depreciation of tangible fixed assets: 223,095 million yen
3. Liabilities for guarantee: 2,774 million yen

   The Company guarantees transactions with its business customers and transactions employees of the Group have with financial institutions.

4. Notes matured on the closing date

   Notes matured on the closing date are settled on the clearance dates.

   As the last day of the current consolidated fiscal year under review was a bank holiday, bills that mature on the following closing date are included in the term-end balance.

   Notes receivable: 1,907 million yen

Notes to the Consolidated Statements of Income

1. The amounts shown are rounded down to the nearest million yen.

2. Impairment losses

   The HOYA Group groups of its assets based on business units. The Group accounted for impairment for the following asset groups during the current consolidated fiscal year under review.

Tokyo Studio in the Crystal Division (located in Akishima Factory)

Location	Use	Asset Class
Akishima City, Tokyo	Facilities for manufacturing crystal, etc	Buildings, tools, equipment, fixtures, etc.

The Crystal Division experienced substantial declines in individual demands and corporate gift performances, reflecting a sluggish market. The Company reduced the book value of the asset group relating to this division to its recoverable amount, and posted the decrease as an impairment loss under extraordinary losses. The details are as follows.

Tools, equipment and fixtures	36 million yen
Buildings	32
Others	19
Total	87

The recoverable amount of the asset group was measured in terms of its value in use while its future cash flows were computed by discounting them by 5%.

Notes to the Consolidated Statements of Changes in Net Assets

1. The amounts shown are rounded down to the nearest million yen.

2. Matters relating to the aggregate number of shares that are already issued

Share class	Number of shares at the end of the previous consolidated fiscal year	Number of shares increased during the current consolidated fiscal year under review	Number of shares decreased during the current consolidated fiscal year under review	Number of shares at the end of the current consolidated fiscal year under review
Common stock	435,017,020 shares	—	—	435,017,020 shares

3. Matters relating to the numbers of treasury stocks

Share class	Number of shares at the end of the previous consolidated fiscal year	Number of shares increased during the current consolidated fiscal year under review	Number of shares decreased during the current consolidated fiscal year under review	Number of shares at the end of the current consolidated fiscal year under review
Common stock	4,401,607 shares	2,861 shares	956,787 shares	3,447,681 shares

(Notes)

Details (causes) of the increase and decrease in the numbers of treasury stocks are as follows:

Increase due to repurchase of treasury stock less than one unit: 2,861 shares

Decrease due to sale of treasury stock less than one unit: 387 shares

Decrease due to the exercise of stock options: 956,400 shares

4. Matters relating to dividends

(1) Amounts of dividend payment and others

(i) Matters concerning dividends based on the resolution at the meeting of the Board of Directors held on May 25, 2006

- Total amount of dividends: 12,918 million yen
- Dividends per share: 30 yen
- Record date: March 31, 2006
- Effective date: May 26, 2006

(ii) Matters concerning dividends based on the resolution at the meeting of the Board of Directors held on October 19, 2006

- Total amount of dividends: 12,924 million yen
- Dividends per share: 30 yen
- Record date: September 30, 2006
- Effective date: November 21, 2006

(2) Dividends whose record dates fall within the current consolidated fiscal year under review and effective dates fall within the following consolidated fiscal year

Matters concerning dividends by resolution in the meeting of the Board of Directors to be held on May 31, 2007:

- Total amount of dividends: 15,104 million yen
- Dividend resource: retained earnings
- Dividends per share: 35 yen
- Record date: March 31, 2007
- Effective date: June 4, 2007

5. Class and number of shares to be issued based on stock acquisition rights at the end of the current consolidated fiscal year under review (excluding shares yet to reach the first day of the exercise period for the rights)

Common stock: 4,225,600 shares

Notes to per-share information

(1) Net assets per share: 845.98 yen

(2) Net income per share: 193.50 yen

Independent Auditors' Audit Report Concerning Consolidated Financial Statements

Independent Auditors' Audit Report

May 17, 2007

To the Board of Directors of HOYA CORPORATION

KPMG AZSA & Co.

Designated Employee
Managing Partner Certified Public Accountant
Hiroto Kaneko (seal)

Designated Employee
Managing Partner Certified Public Accountant
Teruo Suzuki (seal)

Designated Employee
Managing Partner Certified Public Accountant
Tetsuaki Nomura (seal)

We, KPMG AZSA & Co., conducted an audit of HOYA CORPORATION on its consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statements of changes in net assets, and notes to consolidated financial statements) for the 69th fiscal year from April 1, 2006 to March 31, 2007, based on the provision of Clause 4 of Article 444 of the Company Law. The management is responsible for the preparation of these consolidated financial statements, and we are responsible for expressing opinions on the consolidated financial statements from an independent position.

We conducted this audit based on the generally-accepted accounting standards in Japan. The audit criteria require us to obtain reasonable assurance as to whether the consolidated financial statements contain any important misstatements. The audit is performed on the basis of testing audit and consists of reviewing the representation of the consolidated financial statements as a whole including evaluation of the accounting policy adopted by the management, its application method, and the estimate conducted by the management. We consider ourselves to be provided with a reasonable basis for our opinions as a result of the audit.

We recognize that the above-mentioned consolidated financial statements represent the situation of assets and profit and loss in the period concerning the consolidated financial statements of the industrial group including HOYA CORPORATION and its consolidated subsidiaries appropriately in all important points, based on the generally-accepted accounting standards in Japan

There are no interests between HOYA CORPORATION and KPMG AZSA & Co. or the managing partners which must be documented according to the provisions of the Certified Public Accountant Law.

We continue to render the service as specified in Clause 2 of Article 2 of the Certified Public Accountant Law which is allowed to be provided to HOYA CORPORATION simultaneously with the audit certificate.

Audit Committee's Audit Report Concerning Consolidated Financial Statements

Audit Report Concerning Consolidated Financial Statements

The members of the Audit Committee of the Company conducted an audit on the consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statements of changes in net assets, and notes to consolidated financial statements) for the 69th fiscal year from April 1, 2006 to March 31, 2007. We hereby report the method and results thereof as follows:

1. AUDIT METHOD AND ITS CONTENTS

In accordance with the audit policy, assignment of duties, etc. determined by the Audit Committee, we examined reports on the consolidated financial statements made by Executive Officers and others, and asked them for explanations whenever necessary. We also monitored and verified whether or not the Company's Independent Auditors maintained the position of independence and conducted adequate audit, received reports on the state of duty execution from the Independent Auditors, and asked them for explanations whenever necessary. Additionally, we received from the Independent Auditors the notice that they were making preparations for the System for Ensuring Adequate Execution of Duties (a matter stipulated in respective items of the Corporate Calculation Standard No. 159) in accordance with the Quality Control Standard Concerning Audit (Accounting Standards Board, October 28, 2005), and asked the Independent Auditors for explanations as necessary.

Based on the method described above, we examined the consolidated financial statements for the current consolidated fiscal year under review.

2. AUDIT RESULTS

We are of the opinion that the method and results of the audit made by KPMG AZSA & Co., the Company's Independent Auditors, are in order.

May 22, 2007

Audit Committee
HOYA CORPORATION

Yukiharu Kodama	Member of the Audit Committee
Takeo Shiina	Member of the Audit Committee
Yuzaburo Mogi	Member of the Audit Committee
Yoshikazu Hanawa	Member of the Audit Committee
Eiko Kono	Member of the Audit Committee

Notes: The Members of the Audit Committee, Yukiharu Kodama, Takeo Shiina, Yuzaburo Mogi, Yoshikazu Hanawa and Eiko Kono, are outside directors as provided in Item 15, Article 2 and Paragraph 3, Article 400 of the Company Law.

BALANCE SHEETS

(non-consolidated)

(as of March 31,2007)

	(Millions of yen)
ASSETS	
Current assets	121,794
Cash and deposits	18,090
Notes receivable – trade	7,296
Accounts receivable – trade	67,550
Merchandise	3,254
Finished goods	6,534
Semi-finished goods	2,621
Raw materials	1,439
Work in process	2,520
Supplies	2,071
Accounts receivable - others	6,514
Short-term loans to affiliates	837
Deferred tax assets	2,927
Others	552
Allowance for doubtful receivables	(418)
Fixed assets	105,234
Tangible fixed assets	40,038
Buildings	9,038
Structures	498
Smelters	699
Machinery and equipment	16,458
Vehicles	26
Implements, tools and furniture	6,957
Land	5,443
Construction in progress	915
Intangible fixed assets	1,477
Investments and other assets	63,719
Investment securities	1,925
Investments in affiliates	55,672
Long-term loans to affiliates	3,008
Long-term prepaid expenses	275
Bankruptcy, reorganization and other claims	110
Deferred tax assets	2,413
Other assets	416
Allowance for doubtful receivables	(104)
TOTAL ASSETS	227,029

	(Millions of yen)
<u>LIABILITIES</u>	
Current liabilities	126,385
Notes payable – trade	643
Accounts payable – trade	20,921
Short-term debt from affiliates	61,203
Accounts payable – others	1,071
Accrued expenses arising from outside manufacturing	9,275
Accrued income taxes	9,241
Accrued expenses	8,267
Deposits received	7,002
Bonus reserve	2,997
Note payable for facilities and equipment	3
Accrued equipment expenses	5,134
Others	622
Long-term liabilities	840
Reserve for periodic repairs	793
Other long-term liabilities	47
TOTAL LIABILITIES	127,225
<u>NET ASSETS</u>	
Shareholders' equity	99,722
Common stock	6,264
Capital surplus	15,898
Capital reserve	15,898
Retained earnings	90,311
Earned reserve	1,566
Other retained earnings	88,745
Special depreciation reserve	438
Reserve for deferred income taxes on fixed assets	592
Retained earnings brought forward	87,714
Treasury stock – at cost	(12,753)
Advance payment of premium for treasury stocks	1
Valuation and translation adjustments	(86)
Net unrealized gain (loss) on other marketable securities	(86)
Stock acquisition rights	167
TOTAL NET ASSETS	99,803
TOTAL LIABILITIES AND NET ASSETS	227,029

STATEMENTS OF INCOME

(non-consolidated)

(From April 1, 2006 to March 31, 2007)

		(Millions of yen)
Net sales		**274,961**
Cost of sales		**205,675**
Gross profit on sales		**69,286**
Selling, general and administrative expenses		**40,826**
Operating Income		**28,459**
Non-operating income		
Interest income	647	
Dividend income	3,884	
Fees and commissions received	11,635	
Others	693	16,861
Non-operating expenses		
Interest expenses	2,214	
Loss on foreign exchange	3,644	
Others	465	6,324
Ordinary Income		**38,996**
Extraordinary income:		
Gain on sale of property, plant and equipment	9,595	
Gain on sales of shares in affiliates	772	
Reversal of allowance for doubtful receivables	283	
Gain on reversal from special repair reserve	13	
Others	239	10,903
Extraordinary losses:		
Loss on disposal of property, plant and equipment	2,498	
Expenses for improvements on environment	767	
Additional retirement benefits paid to employees	732	
Impairment loss	87	
Write-down of marketable securities	7	
Others	725	4,818
Income before income taxes		**45,081**
Income taxes – current	14,041	
Income taxes – deferred	1,290	15,331
Net income		**29,750**

Statements of Changes in Net Assets

(non-consolidated)

From April 1, 2006 to March 31, 2007

(unit: million yen)

	Shareholders' equity									
		Capital surplus		Retained earnings						
					Other retained earnings					
	Capital stock	Capital reserve	Total capital surplus	Earned reserve	Special depreciation reserve	Reserve for deferred income taxes on fixed assets	Special reserve	Retained earnings brought forward	Total retained earnings
Balance as of March, 31, 2006	6,264	15,898	15,898	1,566	392	640	123,341	(36,334)	89,606
Changes during the current fiscal year under review									
Reversal of special depreciation reserve					(133)			133	—
Transfer to special depreciation reserve					180			(180)	—
Reversal of reserve for deferred income taxes on fixed assets						(48)		48	—
Reversal of special reserve							(123,341)	123,341	—
Dividends from retained earnings								(25,843)	(25,843)
Net income								29,750	29,750
Acquisition of treasury stocks									
Disposition of treasury stocks								(1,606)	(1,606)
Decrease from split-off								(1,596)	(1,596)
Others (*)									
Changes (net amounts) in items other than shareholders' equity during the current fiscal year under review									
Total changes during the current fiscal year under review	—	—	—	—	46	(48)	(123,341)	124,047	704
Balance as of March 31, 2007	6,264	15,898	15,898	1,566	438	592	—	87,714	90,311

	Shareholders' equity			Valuation and translation adjustments			
	Treasury stock – at cost	Advance payment of premium for treasury stocks	Total shareholders' equity	Net unrealized gain (loss) on other marketable securities	Total valuation and translation adjustments	Stock acquisition rights	Total net assets
Balance as of March, 31, 2006	(16,279)	–	95,489	109	109	-	95,598
Changes during the current fiscal year under review							
Reversal of special depreciation reserve			-				–
Transfer to special depreciation reserve			-				–
Reversal of reserve for deferred income taxes on fixed assets			-				–
Reversal of special reserve			-				–
Dividends from retained earnings			(25,843)				(25,843)
Net income			29,750				29,750
Acquisition of treasury stocks	(12)		(12)				(12)
Disposition of treasury stocks	3,539		1,933				1,933
Decrease from split-off			(1,596)				(1,596)
Others (*)		1	1				1
Changes (net amounts) in items other than shareholders' equity during the current fiscal year under review				(195)	(195)	167	(28)
Total changes during the current fiscal year under review	3,526	1	4,232	(195)	(195)	167	4,204
Balance as of March 31, 2007	(12,753)	1	99,722	(86)	(86)	167	99,803

* These amounts correspond to consideration for the disposition of treasury stocks received the day before the due date for payment or earlier.

Notes to Non-consolidated Financial Statements

Significant Accounting Policies

1. Standards and methods for evaluation of marketable securities

   Investments in subsidiaries and affiliates:

   Cost determined by the moving-average method

   Other marketable securities:

   Those quoted on exchanges:

   The market value method based on the market price, etc. at the end of the current fiscal year

   (All valuation gains and losses are processed through the method of direct entry in capital, and sale cost is calculated based on the moving average method)

   Those not quoted on exchanges:

   Cost determined by the moving-average method

2. Standards and methods for evaluation of inventories

   Merchandise, finished goods, half-finished goods and work in process:

   Cost determined by the periodic average method

   Raw materials : Cost determined by the periodic average method

   Supplies : Cost determined by the periodic average method and cost determined by the last invoice cost method

3. Methods of depreciation of fixed assets

   Tangible fixed assets:

   Straight-line method is applied for buildings (except for building annexes) that have been acquired on April 1, 1998 and thereafter, and declining-balance method is applied for other tangible fixed assets. The useful life of buildings is ten to 50 years and that of machinery and equipment is four to ten years.

   Intangible fixed assets:

   The straight-line method is applied. The internally defined useful life of software is five years.

4. Methods of providing important allowances

   (i) Allowance for doubtful receivables:

   To prepare against credit losses, an allowance for doubtful receivables is provided. For ordinary credits, an allowance is provided based on the historical loss ratios. For credits threatened with bankruptcy and for credits to borrowers under bankruptcy and reorganization, etc., allowance is provided based on an evaluation of the financial position of the borrowers.

   (ii) Accrued bonus:

   To prepare for bonus payments to employees, an accrued bonus is provided in accordance with the estimated amounts payable.

   (iii) Reserve for periodic repairs:

   To prepare for expenses for large-scale repairs to continuous smelters after a fixed period of time, an amount estimated based on the expenses of the previous large-scale repairs is provided.

5. Standards for the conversion of foreign-denominated assets and liabilities into Japanese currency

   Foreign-denominated credits and liabilities are converted into yen currency based on the spot exchange rate on the last day of the current consolidated fiscal year under review, and exchange difference is treated as a gain or loss.

6. Treatment of leases

   Finance leases other than those in which ownership of the leased property is deemed to have moved to the lessee are treated in the accounting treatment method pursuant to the ordinary lease transaction method.

7. Hedge accounting methods

(i) Hedge accounting methods

Deferral hedging is applied. Appropriation is adopted for hedging exchange risks when the criteria for appropriation are met.

(ii) Hedging methods, items covered by hedging and hedging strategy

Exchange risks are hedged based mainly on the company's "Internal Management Regulations," and the Company has adopted a policy of not conducting any speculative derivative trading.

The Company did not engage in derivative trading during the current fiscal year under review.

(iii) Methods for evaluating the validity of hedging

The validity of hedging is not evaluated as the Company did not engage in derivative trading during the current fiscal year under review.

8. Treatment of national and local consumption taxes

The tax excluded method is applied.

9. Starting in the current fiscal year under review, financial statements are produced based on the Company Law (legislation No. 86, enacted on July 26, 2005) and the Corporate Accounting Regulations (Ministry of Justice ordinance No. 13, February 7, 2006).

Changes in accounting treatment

(Accounting standards etc. relating to indication in the Net Assets section of the balance sheet)

(Partial amendments of accounting standards, etc. relating to decreases in treasury stocks and reserves, etc.)

Starting in the current fiscal year under review, the Accounting Standard for Presentation of Net Assets on the Balance Sheet (Accounting Standards Board Accounting Standard No. 5, December 9, 2005), the Guidance on Accounting Standard for Presentation of Net Assets on the Balance (Accounting Standards Board Guidance No. 8, December 9, 2005), the amended Accounting Standard for Treasury Stock and Reduction of Legal Reserves (Financial Accounting Standard No.1, amended on August 11, 2006) and the amended "Implementation Guidance for Accounting Standard for Treasury Stock and Reduction of Legal Reserves (Financial Accounting Standards Implementation Guidance No.2, amended on August 11, 2006) are applied.

These changes have no impact on gains or losses.

The amount equivalent to the total amount for the previous Shareholders' Equity section is 99,636 million yen.

(Accounting standards concerning business combination, etc.)

Starting in the current fiscal year under review, the Business Accounting Council Statement of Opinion, Accounting for Business Combinations on October 31, 2003), the Accounting Standard for Separation of Business (Accounting Standards Board Accounting Standard No.7, December 27, 2005) and the Guidance on Accounting Standard for Business Combinations and Separation of Business (Accounting Standards Board Guidance No.10, December 27, 2005) are applied. These changes have no impact on gains or losses.

(Accounting standards concerning stock options, etc.)

Starting in the current fiscal year under review, the Accounting Standard for Stock Options (Accounting Standards Board Accounting Standard No. 8, December 27, 2005) and the Guidance on Accounting Standard for Stock Options (Accounting Standards Board Guidance No. 11, May 31, 2006) are applied.

These changes caused operating income, ordinary income and net income before taxes to decrease by 167 million yen, respectively.

Notes to Balance Sheets (non-consolidated)

1. The amounts shown are rounded down to the nearest million yen.
2. Accumulated depreciation of tangible fixed assets: 101,017 million yen
3. Liabilities for guarantee: 3 million yen

   The Company guarantees transactions employees of the Company have with financial institutions.
4. Pecuniary claims to and from affiliates (excluding classified items)

   (1) Short-term receivables from (pecuniary claims to) affiliates: 12,283 million yen

   (2) Short-term payables to (pecuniary claims from) affiliates: 27,072 million yen
5. Receivables (pecuniary claims) to Executive Officers: 218 million yen

6. Notes maturing on the closing date

Notes maturing on the closing date are settled on the clearance dates.

As the last day of the current consolidated fiscal year under review was a bank holiday, the following notes that matured on the closing date are included in the term-end balance.

Notes receivable: 690 million yen

Notes to Statements of Income (non-consolidated)

1. The amounts shown are rounded down to the nearest million yen.
2. Transactions with affiliates:
   - (1) Sales: 27,903 million yen
   - (2) Purchases: 118,120 million yen
   - (3) Payments of outside manufacturing fees and commissions, etc.: 18,744 million yen
   - (4) Transactions other than operating transactions: 30,325 million yen
3. Impairment losses

   The HOYA Group groups its assets based on business units. The Group accounted for impairment for the following asset group during the current fiscal year under review.

Tokyo Studio in the Crystal Division (located in Akishima Factory)

Location	Use	Asset Class
Akishima City, Tokyo	Facilities for manufacturing crystal, etc	Buildings, tools, equipment, fixtures, etc.

The Crystal Division experienced substantial declines in individual demand and corporate gift performances due to the sluggish market. The Company reduced the book value of the asset group relating to this division to its recoverable amount, and posted the decrease as impairment loss under extraordinary losses. The details are as follows.

Tools, equipment and fixtures	36	million yen
Buildings	32	
Others	19	
Total	87	

The recoverable amount of the asset group was measured in terms of its value in use while its future cash flows were computed by discounting them by 5%.

Notes to Statements of Changes in Net Assets (non-consolidated)

1. The amounts shown are rounded down to the nearest million yen.
2. Matters relating to the numbers of treasury stocks

Share class	Number of shares at the end of the previous fiscal year	Number of shares increased during the current fiscal year under review	Number of shares decreased during the current fiscal year under review	Number of shares at the end of the current fiscal year under review
Common stock	4,401,607 shares	2,861 shares	956,787 shares	3,447,681 shares

(Notes)

Details (causes) of the increase and decrease are as follows:

Increase due to repurchase of treasury stock less than one unit:	2,861 shares
Decrease due to sale of treasury stock less than one unit:	387 shares
Decrease due to the exercise of stock options:	956,400 shares

Notes Relating to Tax Effect Accounting

1. Breakdown of deferred tax assets and deferred tax liabilities by major cause of accrual (as of March 31, 2007)

(1) Current deferred tax assets and liabilities

Deferred tax assets

Non-tax deductible amount of bonus reserve	1,210million yen
Non-tax deductible amount of unpaid enterprise tax	777
Additional retirement payments	207
Other deferred tax assets	731
Total amount of deferred tax assets – current	2,927

(2) Non-current deferred tax assets and liabilities

Deferred tax assets

Amount exceeding the limit of tax-deductible depreciation	1,549million yen
Non-tax deductible amount of asset impairment loss	622
Non-tax deductible amount of fixed asset disposition loss	518
Amount exceeding the limit of tax-deductible bad debt reserve	33
Other deferred tax assets	229
Total amount of deferred tax assets – non-current	2,953

Deferred tax liabilities

Reserve for deferred income taxes on fixed assets	(307)
Special depreciation reserve	(232)
Total amount of deferred tax liabilities – non-current	(539)
Net amount of deferred tax assets – non-current	2,413

2. Breakdown by major item which caused a difference between statutory effective tax rate and the rate of corporation tax, etc. after the application of tax effect accounting (from April 1, 2006 to March 31, 2007):

Statutory tax rate of the Company	40.4 %
(Adjustments)	
Non-deductible expenses such as entertainment expenses	0.6
Per capita levy of inhabitants tax and others	0.1
Non-taxable income such as dividend received	(3.5)
Refund of income taxes for prior periods	(3.1)
Extra tax deduction on expenses for research, etc.	(0.8)
Other adjustments	0.3
Rate of corporation tax, etc. after application of tax effect accounting	34.0

Notes relating to fixed assets used under lease

Asset class	Contents and volumes of assets, etc
Machinery	Part of Electro-Optics products manufacturing facilities and part of Vision Care products manufacturing facilities
Tools, equipment and fixtures	Part of computers and their peripherals, and other office equipment, etc.

Notes concerning related parties

(unit: million yen)

Attribute	Name of the company, etc.	Address	Capital stock or investments	Business contents or trade	Rate of voting rights ownerships (%)	Contents of relationships: Concurrent services by Directors, etc.	Contents of relationships: Business relationships	Contents of transactions1	Transaction amount	Item	Term-end balance
Affiliates	HOYA HOLDINGS N.V.	Uithoorn, NETHERLANDS	9,929 thousand Euro	Overseeing of manufacture and sale of products of local head office in Europe and Vision Care	100.0	–	Borrowing of funds	Borrowing of working capital (1)	4,929	Short-term loans to affiliates	61,203
								Payment of interest (2)	2,195	Accrued interest	1,009
								Sale price	5,043		
								Sale of securities	772	–	–
	HOYA MAGNETICS SINGAPORE PTE LTD.	Tuas Link, SINGAPORE	34,050 thousand Singaporean dollars	Manufacture of glass disks of the Company	100.0	–	Supplier	Processing (3)	41,054	Accrued processing fees to affiliates	2,333
								Receipt of development commission (4)	1,972	–	–
	HOYA LENS THAILAND LTD.	Patumthani, THAILAND	1,110,000 thousand Thai Baht	Manufacture of Vision Care products of the Company	100.0	–	Supplier	Receipt of technical support fees (5)	2,673	–	–
	HOYA OPTICS (THAILAND) LTD.	Lumphun, THAILAND	357,000 thousand Thai Baht	Manufacture of Optics products of the Company	100.0	–	Supplier	Processing3	21,660	Accounts payable to affiliates	2,828
										Accrued processing fees to affiliates	3,091
	HOYA HEALTHCARE CORPORATION	Shinjuku-ku, Tokyo	810 million yen	Manufacture and sale of Health Care products	100.0	1 Director	Deposit of funds	Cash pooling	1,600	Deposits received	5,665

Terms and conditions of transactions and the policy for determining them, etc.

Notes

1. Interest rates on borrowed funds are determined reasonably in consideration of market interest rates. Collateral is not provided.
2. Sale prices of investments in affiliates are determined in reference to the values appraised by the external evaluation organization.
3. Terms and conditions of processing are determined in consideration of market prices in the same way as those for general transactions.
4. Receipt of development commission is determined reasonably by periodical negotiation based on the contract detail.
5. Receipt of technical support fees is determined reasonably by periodical negotiation based on the contract detail.

Notes to per-share information

(1) Net assets per share: 230.87 yen

(2) Net income per share: 69.03 yen

Notes concerning stock options

Amounts of expenses appropriated for stock options in the current fiscal year under review and their titles

(1) Cost of sales: 43 million yen

(2) Selling, general and administrative expenses: 123 million yen

Notes relating to business combination and business separation

(1) Overview and purposes of transactions

Based on the decision made by the Chief Executive Officer on July 28, 2006, the Company spun off the contact lens manufacturing division and transferred the division to HOYA HEALTHCARE CORPORATION on October 1, 2006.

HOYA HEALTHCARE CORPORATION has been involved with the contact lens retailing business. By transferring the contact lens manufacturing division to this company, the HOYA Group aims to speedily and efficiently reflect market demands in the manufacture and development of products, and is taking steps to develop a more efficient organization for the administration of Group businesses.

(2) Allotment of shares

A wholly owned subsidiary of the Company has taken over the division separated from the Company. No shares are issued in connection with this business separation.

(3) Handling of stock acquisition rights of the Company

No stock acquisition rights for shares in the company taking over the business are issued to grantees of stock acquisition rights of the Company as substitutes for their rights.

(4) Overview of accounting treatment

The business separation is classified under transactions under common control, a category found in accounting standards relating to business combinations. For this reason, the Company does not recognize gains or losses on the transfer of assigned assets and liabilities. Meanwhile, the business succeeding company records the transferred assets and liabilities using adequate book values quoted before their transfer.

(5) Amounts of assets and liabilities transferred on the business combination date and their breakdown by major item

Current assets	1,075 million yen
Fixed assets:	589 million yen
Total assets:	1,664 million yen
Current liabilities:	68 million yen
Total liabilities:	68 million yen

Independent Auditors' Audit Report

Independent Auditors' Audit Report

May 17, 2007

To the Board of Directors of HOYA CORPORATION

KPMG AZSA & Co.

Designated Employee Managing Partner	Certified Public Accountant Hiroto Kaneko (seal)
Designated Employee Managing Partner	Certified Public Accountant Teruo Suzuki (seal)
Designated Employee Managing Partner	Certified Public Accountant Tetsuaki Nomura (seal)

We, KPMG AZSA & Co., conducted an audit of HOYA CORPORATION on its financial statements (balance sheets, statements of income, statements of changes in net assets, notes to financial statements and their supplementary schedules) for the 69th fiscal year from April 1, 2006 to March 31, 2007, based on the provision of (1) of Clause 2 of Article 436 of the Company Law. The management is responsible for the preparation of these financial statements and their supplementary schedules, and we are responsible for expressing opinions on the financial statements and their supplementary schedules from an independent position.

We conducted this audit based on the generally-accepted accounting standards in Japan. The audit criteria require us to obtain reasonable assurance as to whether the financial statements and their supplementary schedules contain any important misstatements. The audit is performed on the basis of testing audit and consists of reviewing the representation of the financial statements and their supplementary schedules as a whole including evaluation of the accounting policy adopted by the management, its application method, and the estimate conducted by the management. We consider ourselves to be provided with a reasonable basis for our opinions as a result of the audit.

We recognize that the above-mentioned financial statements and their supplementary schedules represent the situation of assets and profit and loss in the period concerning the financial statements and their supplementary schedules appropriately in all important points, based on the generally-accepted accounting standards in Japan

There are no interests between HOYA CORPORATION and KPMG AZSA & Co. or the managing partners which must be documented according to the provisions of the Certified Public Accountant Law.

We continue to render the service as specified in Clause 2 of Article 2 of the Certified Public Accountant Law which is allowed to be provided to HOYA CORPORATION simultaneously with the audit certificate.

Audit Committee's Audit Report

AUDIT REPORT

We, members of the Audit Committee of the Company, audited the performance by the Directors and Executive Officers of their duties during the 69th fiscal year from April 1, 2006 to March 31, 2007. We hereby report the method and results thereof as follows:

1. AUDIT METHOD AND ITS CONTENTS

We monitored and verified the contents of resolutions of the Board of Directors concerning matters provided in items 2 and 5, Paragraph 1, Article 416 of the Company Law and the state of the system (internal control system) established on the basis thereof. At the same time, in accordance with the audit policy, assignment of duties, etc. determined by the Audit Committee and in collaboration with the audit section of the Company, we attended important meetings, received reports or heard from Directors, Executive Officers, etc. on matters concerning the performance of their duties, requested explanations whenever necessary, inspected important documents of settlement, etc. and made investigation into the state of activities and assets at the head office and principal business offices of the Company, As for subsidiaries, we tried to communicate and exchange information with directors and auditors thereof, and received business reports from the subsidiaries whenever necessary. We also monitored and verified whether or not the Company's Independent Auditors maintained a position of independence and conducted an adequate audit, received reports on the state of duty execution from the Independent Auditors, and asked them for explanations whenever necessary. Additionally, we received from the Independent Auditors the notice that they were making preparations for the System for Ensuring Adequate Execution of Duties (a matter stipulated in the items of the Corporate Calculation Standard No. 159) in accordance with the Standards for Quality Control of Audit (Business Accounting Council, October 28, 2005), and asked the Independent Auditors for explanations whenever necessary.

Based on the method described above, we examined the business report, financial statements (balance sheets, statements of income, statements of changes in net assets, and notes to financial statements), and their supplementary schedules for the current fiscal year under review.

2. AUDIT RESULTS

(1) Results of the audit of the business report, etc.

(i) We are of the opinion that the business report and its supplementary schedules fairly present the state of the Company in accordance with laws, ordinances and the Articles of Incorporation.

(ii) We are of the opinion that, in connection with the performance by the Directors or Executive Officers of their duties, no dishonest act or material fact of violation of laws, ordinances or the Articles of Incorporation exists.

(iii) We are of the opinion that the resolution of the Board of Directors concerning the internal control system was reasonable. We are also of the opinion that, in connection with the performance by the Directors or Executive Officers of their duties concerning said internal control system, no matter that needs to be pointed out exists.

(2) Results of the audit of the financial statements and their supplementary schedules

We are of the opinion that the method and results of the audit made by KPMG AZSA & Co., the Company's Independent Auditors, are in order.

May 22, 2007

Audit Committee

HOYA CORPORATION

Yukiharu Kodama	Member of the Audit Committee
Takeo Shiina	Member of the Audit Committee
Yuzaburo Mogi	Member of the Audit Committee
Yoshikazu Hanawa	Member of the Audit Committee
Eiko Kono	Member of the Audit Committee

Notes: The Members of the Audit Committee, Yukiharu Kodama, Takeo Shiina, Yuzaburo Mogi, Yoshikazu Hanawa and Eiko Kono, are Outside Directors as provided in Item 15, Article 2 and Paragraph 3, Article 400 of the Company Law.

Information for the General Meeting of Shareholders

Propositions and information

Proposition Election of eight Directors

The term of office of all of the eight Directors will expire at the close of this Ordinary General Meeting of Shareholders. It is therefore proposed that eight Directors be elected in accordance with the decision of the Nomination Committee.

The Nomination Committee has reported that according to the "Basis for Election of Candidates for Directors" established by the committee, each candidate for Director does not fall under any reason for disqualification and all candidates for both inside Directors and outside Directors meet the requirements for such candidates.

	Name (Date of birth)	Brief history, positions and assignments at the Company, and representation at other corporations, etc.		Number of shares of the Company held by Candidate
1.	Takeo Shiina (May 11, 1929)	Jun. 1953	Joined IBM Japan, Ltd.	4,000 shares
		May 1962	Director of IBM Japan, Ltd.	
		Feb. 1975	President and Representative Director of IBM Japan, Ltd.	
		Jan. 1993	Chairman of IBM Japan, Ltd.	
		Jun. 1995	Director of the Company (present post)	
		Dec. 1999	Senior Adviser to IBM Japan, Ltd.	
		May 2007	Adviser of IBM Japan, Ltd. (present post)	
2.	Yuzaburo Mogi (Feb. 13, 1935)	Apr. 1958	Joined Noda Shoyu Co., Ltd. (present Kikkoman Corporation)	4,000 shares
		Mar. 1979	Director of Kikkoman Corporation	
		Mar. 1982	Managing Director of Kikkoman Corporation	
		Oct. 1985	Managing Director and Representative Director of Kikkoman Corporation	
		Mar. 1989	Executive Managing Director and Representative Director of Kikkoman Corporation	
		Mar. 1994	Executive Vice President and Representative Director of Kikkoman Corporation	
		Feb. 1995	President and Representative Director of Kikkoman Corporation	
		Jun. 2001	Director of the Company (present post)	
		Jun. 2004	Representative Director, Chairman and CEO of Kikkoman Corporation (present post)	
3.	Yoshikazu Hanawa (Mar. 16, 1934)	Apr. 1957	Joined Nissan Motor Co., Ltd.	21,600 shares
		Jun. 1985	Director of Nissan Motor Co., Ltd.	
		Jan. 1988	Managing Director of Nissan Motor Co., Ltd.	
		Jun. 1990	Executive Managing Director of Nissan Motor Co., Ltd.	
		Jun. 1991	Executive Vice President and Representative Director of Nissan Motor Co., Ltd.	
		Jun. 1996	President and Representative Director of Nissan Motor Co., Ltd.	
		Jun. 1999	Chairman, President, Representative Director and CEO of Nissan Motor Co., Ltd.	
		Jun. 2000	Chairman, Representative Director and CEO of Nissan Motor Co., Ltd.	
		Jun. 2001	Chairman and Representative Director of Nissan Motor Co., Ltd.	
		Jun. 2003	Advisor and Honorary Chairman of Nissan Motor Co., Ltd.	
		Jun. 2003	Director of the Company (present post)	
		Jun. 2005	Honorary Chairman of Nissan Motor Co., Ltd. (present post)	

4.	Eiko Kono (Jan. 1, 1946)	Dec. 1969 Apr. 1984 Aug. 1985 Nov. 1986 Jul. 1994 Jun. 1997 Jun. 2003 Jun. 2003 Apr. 2004 Jun. 2005	Joined RECRUIT Co., Ltd. Director of RECRUIT Co., Ltd. Managing Director of RECRUIT Co., Ltd. Senior Managing Director of RECRUIT Co., Ltd. Executive Vice President of RECRUIT Co., Ltd. President and Representative Director of RECRUIT Co., Ltd. Director of the Company (present post) Chairperson and CEO of RECRUIT Co., Ltd. Chairperson and Chairperson of the Board of Directors of RECRUIT Co., Ltd. Special Advisor of RECRUIT Co., Ltd. (present post)	— shares
5.	Yukiharu Kodama (May 9, 1934)	Apr.1957 Jun.1985 Jun.1988 Jun.1989 Jun.1991 Jun. 1991 Feb. 1992 Jun. 1993 Jun. 2001 Jul. 2001 Jun. 2005	Joined the Ministry of International Trade and Industry (MITI) (now the Ministry of Economy, Trade and Industry (METI)) Director General of the Minister's Secretariat MITI Director General of Industrial Policy Bureau MITI Administrative Vice-Minister of MITI. Retired from MITI Advisor to Japan Industrial Policy Research Institute (JIPRI) Advisor to the Industrial Bank of Japan (IBJ) President of The Shoko Chukin Bank Director of Mitsui OSK Lines (present post) Chairman of the Japan Information Processing Development Corporation (present post) Director of the Company (present post)	— shares
6.	Hiroshi Suzuki (Aug. 31, 1958)	Apr. 1985 Jun. 1993 Jun. 1997 Apr. 1999 Jun. 1999 Jun. 2000 Jun. 2003	Joined the Company Director of the Company Managing Director of the Company Managing Director of the Company, President, Electro Optics Company Executive Managing Director of the Company President and Representative Director of the Company Director, President, Representative Executive Officer and CEO of the Company (present post)	722,080 shares
7.	Kenji Ema (Nov. 8, 1947)	Mar. 1970 Jun. 1993 Jun. 1997 Jun. 2000 Jun. 2001 Jun. 2003 Jul. 2003 Jan. 2007	Joined the Company Director of the Company, in charge of Administration Planning, Accounting and Purchase Managing Director of the Company, in charge of Strategy, Planning and Treasury Executive Managing Director of the Company, in charge of Corporate Finance Executive Managing Director and CFO of the Company Director, Executive Officer and CFO of the Company (present post) President of HOYA HOLDINGS N.V. Executive Officer Chief Financial of HOYA CORPORATION, Netherlands Branch (present posts)	44,800 shares
8.	Hiroaki Tanji (Jul. 31, 1952)	Apr. 1992 Apr. 1997 Jul. 1999 Jun. 2000 Nov. 2001 Jun. 2003 Jun. 2006 Jul. 2006	Joined the Company General Manager, Institute of Advanced Technology, R&D Center of the Company Senior Vice President of HOYA HOLDINGS, INC. Director of the Company Director and Head of Business Development Division of the Company Director, Executive Officer and Head of Business Development Division of the Company Director, Executive Officer, CTO and Head of Business Development Division of the Company Director Executive Officer and CTO of the Company (present posts)	8,000 shares

(Notes)

1. No candidate has any relationship of special interest with the Company.

2. Messrs. Takeo Shiina, Yuzaburo Mogi, Yoshikazu Hanawa, Yukiharu Kodama and Ms. Eiko Kono are candidates for the posts of Outside Directors.

3. Matters for special mention concerning the candidates for the posts of Outside Directors are as follows:

(1) Reasons for selection as the candidates for the posts of Outside Directors and independence

1) The Company added Outside Directors to the Board of Directors in 1995 to ensure that speech thereat is not constrained by rank or interpersonal relationships within the Company. This step enabled the Company to receive supervision and suggestions from the Outside Directors who share perspectives with shareholders and having third-party perspectives.

Following this, in 2003, the Company adopted a committee structure itself (as a "company with committees" following the enforcement of the Corporation Law). The Company set up three committees, namely the Nomination Committee, Remuneration Committee and Audit Committee, with the aim of securing management transparency and fairness and reinforcing supervisory functions. At the same time, the Company carried out a substantial transfer of authority from the Board of Directors to Executive Officers to put in place a system that enables speedy and efficient management by Executive Officers.

Outside Directors must comprise a majority at the three committees. For this reason, the Company needs to appoint two or more Outside Directors. The Articles of Incorporation of the Company prescribe that half or more of its Directors must be Outside Directors, for the purpose of ensuring fairness. At present, five of the eight Directors of the Company are Outside Directors. They contribute to building a solid system of governance.

With this background, the Company hereby requests appointment of the five candidates to the posts of Outside Directors.

Four of the five candidates have engaged in corporate management for many years, with Mr. Takeo Shiina serving at IBM Japan, Ltd. in the information and telecommunications industry, Mr. Yuzaburo Mogi at Kikkoman Corporation in the food industry in the consumer goods field, Mr. Yoshikazu Hanawa at Nissan Motor Co., Ltd. in the automobile industry, and Ms. Eiko Kono at RECRUIT Co., Ltd. in the new personnel service industry. Meanwhile, Mr. Yukiharu Kodama has surveyed the business community from a fair and impartial viewpoint for many years, assisting ministers at the Ministry of International Trade and Industry (presently known as the Ministry of Economy, Trade and Industry), and has accumulated very substantial knowledge and experience at financial institutions.

The Company nominated these candidates for the posts of Outside Directors in the hope that they would provide management supervision and advice to the Company from a broad perspective not constrained by the industry to which the Company belongs, based on their abundant knowledge and experience, and the wealth of information they have cultivated through their careers. Each of the candidates has a sufficient background to provide management supervision and advice to the Company. They also possess abundant international experience and extensive networks of contacts in their fields. These are people who, instead of providing names only, can actually attend meetings of the Board of Directors of the Company, take an active part in discussions at the meetings, and express opinions as persons who care about the Company.

All of the candidates described above serve as Outside Directors of the Company at present. The remaining term of office as of the close of this general meeting of shareholders is 12 years for Mr. Takeo Shiina, six years for Mr. Yuzaburo Mogi, four years for Mr. Yoshikazu Hanawa and Ms. Eiko Kono, and two years for Mr. Yukiharu Kodama.

2) None of the candidates for the posts of Outside Directors has acted in an executive capacity at specific business operators related to the Company in the last five years. None of the candidates has acted in an executive capacity at corporations whose rights and obligations were assumed by the Company through acquisition, merger, consolidation or assignment of business, immediately before such event,

3) None of the candidates for the posts of Outside Directors is scheduled to receive large amounts of money or other assets from the Company or from specific business operators related to the Company. None of them has received said amounts from said parties in the last two years.

4) None of the candidates for the posts of Outside Directors is a spouse, a blood relative within the third degree or an equivalent to executor of the operations at the Company or specific business operators related to the Company.

(2) Improper execution of operations at a corporation where a candidate for the post of Outside Director concurrently served as outside director in the last five years, and actions the candidate took to prevent a recurrence and deal with the situation after the improper execution

At Mitsui Sumitomo Insurance Co., Ltd., where Ms. Eiko Kono concurrently serves as an outside director, facts emerged showing the improper non-payment of benefits for whole-life medical insurance and other third-category products and incomplete payment of extra expense claims and other incidental benefits. For this reason, the Financial Services Agency on June 21, 2006 issued to the company an order for operational improvement in accordance with Paragraph, 1, Article 132 of the Insurance Business Law, and an order for partial operational suspension in accordance with Article 133 of said law. Subsequently, partial calculation errors in fire and other insurance premiums came to light at the company.

Ms. Eiko Kono has regularly spoken about the importance of legal compliance and customer protection at the meetings of the Board of Directors of the company, etc. Following the incidents, Ms. Kono discharged her responsibility by making proposals to prevent a recurrence of the errors as the company undertook a fundamental review of the administration of its operations.

(3) Liability limitation contract with candidates for the posts of Outside Directors

The Company and its Outside Directors have concluded an agreement that limits liabilities for damages prescribed in Paragraph 1, Article 423 of the Corporation Law to the higher of a prefixed amount exceeding 10 million yen or the amount set by law.

MAP
to
The Meeting Place

Venue......Orion, 5th floor, Chinzan-so

10-8, Sekiguchi 2-chome, Bunkyo-ku, Tokyo, Japan

Tel: 03-3943-1111 (switchboard)

Access......Subway: Ten minutes walk from 1a exit of Edogawabashi Station on the Tokyo Metro Yurakucho Line

JR / Bus: Cross the crosswalk in front of Mejiro Station, and take the Toei bus bound for Shinjuku West Exit from the Mejiro-eki-mae stop on your left, or the bus bound for Chinzan-so or for Shinjuku West Exit from the Kawamura-Gakuen-mae stop on your right. Get off at the Chinzanso-mae stop. (10 minutes)

* The public transportation above is recommended as roads around the venue and parking lots will be crowded.

証券コード：7741
平成19年6月1日

株 主 各 位

東京都新宿区中落合二丁目7番5号
HOYA株式会社
取締役兼代表執行役
最高経営責任者 鈴木　洋

第69期定時株主総会招集ご通知

拝啓　ますますご清栄のこととお喜び申しあげます。

さて、当社第69期定時株主総会を下記のとおり開催いたしますので、ご出席くださいますようご案内申しあげます。

なお、当日ご出席願えない場合は、書面によって議決権を行使することができますので、後記の株主総会参考書類をご検討のうえ、お手数ながら同封の議決権行使書用紙に議案に対する賛否をご表示いただき、平成19年6月18日（月曜日）午後5時までに到着するようご返送いただきたくお願い申しあげます。

敬　具

記

1．日　　時　平成19年6月19日（火曜日）午前10時から

2．場　　所　東京都文京区関口二丁目10番8号
椿山荘　5階　オリオン
（末尾の会場ご案内図をご参照ください。）

3．目的事項

報告事項
1．第69期（平成18年4月1日から平成19年3月31日まで）事業報告、連結計算書類ならびに会計監査人および監査委員会の連結計算書類監査結果報告の件
2．第69期（平成18年4月1日から平成19年3月31日まで）計算書類報告の件

決議事項

議　　案　取締役8名選任の件

4．招集にあたっての決定事項
議決権の不統一行使をされる場合には、株主総会の日の3日前までに、議決権の不統一行使を行う旨とその理由を書面により当社にご通知ください。

以　上

当日ご出席の際は、お手数ながら同封の議決権行使書用紙を会場受付にご提出くださいますようお願い申しあげます。代理人がご出席の際は、委任状を議決権行使書用紙とともに会場受付にご提出ください。（代理人の資格は、定款の定めにより議決権を有する他の株主1名に限ります。）

なお、株主総会参考書類ならびに事業報告、計算書類および連結計算書類に修正が生じた場合は、インターネット上の当社ウェブサイト（http://www.hoya.co.jp/）に掲載させていただきます。

（添付書類）

事　業　報　告

〔平成18年４月１日から
　平成19年３月31日まで〕

１．企業集団の現況に関する事項

(1) 事業の経過および成果

① 全 般 の 概 況

当社グループは、当連結会計年度末現在でＨＯＹＡ株式会社および連結子会社67社（国内５社、海外62社）ならびに国内の関連会社４社により構成されております。なお、関連会社４社のうち１社は持分法適用会社であります。

当社グループは、ＨＯＹＡ株式会社グローバル本社が立案する経営戦略を、各事業部門および事業子会社が、独立した経営責任のもとに遂行しております。

地域別ではアジア、北米、欧州各地域の地域本社が、国・地域とのリレーションの強化、法務支援および内部監査等を行い、事業活動の推進をサポートしております。特に欧州には、当社グループの財務拠点を置いております。

＜売上高の概況＞

当連結会計年度は、大企業・製造業の設備投資拡大が中小企業および非製造業にも波及し、景気の拡大基調が続きました。また、為替相場で主要通貨全体に対して円安基調が続いたことも追い風になりました。企業業績の改善が雇用の増加と家計の所得増につながり、消費を増やし、それが企業の設備投資を再び押し上げるといった好循環が強まってまいりました。

為替の状況は、当連結会計年度の平均為替レートは、前連結会計年度に比べてＵＳドルは2.7%、ユーロは9.3%、タイバーツは15.3%のそれぞれ円安となりました。

そうしたなか当社グループでは、エレクトロオプティクス部門では、全般に顧客の積極的な生産能力の増強と新製品の開発が盛んで、全体に需要は堅調に推移し増収となりました。ビジョンケア部門では、メガネレンズの海外市場が

堅調な伸びを示し、ヘルスケア部門も好調に推移しともに増収となりました。
その結果、当連結会計年度の売上高は3,900億9千3百万円と、前連結会計年度に比べて13.3%の増収となりました。



(百万円)
売上高と平均為替レートの推移
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
121.20円
112.76円
107.60円
113.93円
116.96円
対米ドル
平均為替レート
売上高
246,293
271,443
308,172
344,228
390,093
平成15年
3月期
平成16年
3月期
平成17年
3月期
平成18年
3月期
平成19年
3月期

<利益の状況>

当連結会計年度は、エレクトロオプティクス部門で高精度品の受注が拡大し、増益となりました。ビジョンケア部門では、メガネレンズの海外市場で新製品の市場投入や高付加価値製品の販売の拡大を継続し、増益となりました。ヘルスケア部門は遠近両用コンタクトレンズ等の高機能製品が引き続き好調に推移し増益となりました。その結果、グループ全体で前連結会計年度に比べ、営業利益は6.1%、当期純利益は10.3%のいずれも増益となり、売上高とあわせていずれも過去最高を更新しました。経常利益は親子会社間の資金移動に関する為替換算の影響により0.7%の減益となりました。1株当たり当期純利益は193円50銭となり、前連結会計年度に比べて21円79銭増加しました。



(百万円)
利益の推移
120,000
100,000
80,000
60,000
40,000
20,000
0
52,982
50,874
20,037
68,186
66,554
39,548
84,920
89,525
64,135
101,095
103,637
75,620
107,213
102,909
83,391
営業利益
経常利益
当期純利益
平成15年3月期
平成16年3月期
平成17年3月期
平成18年3月期
平成19年3月期

<財産の状況>

当連結会計年度末は、前連結会計年度末に比べて流動資産が634億3千3百万円増加し、固定資産が227億8千5百万円増加しましたので、総資産は861億7百万円増加し、4,476億4千4百万円となりました。負債は、前連結会計年度末に比べ6億3千8百万円減少し、804億9千9百万円となりました。

純資産は、当期純利益の計上を主要因として、前連結会計年度末に比べ876億6千4百万円増加し、3,671億4千5百万円となりました。自己資本比率は81.6%となりました。なお、利益剰余金の増減の内訳は、「連結株主資本等変動計算書」(34頁)に記載のとおりであります。



(百万円)
財産の推移
自己資本比率
400,000
300,000
200,000
100,000
0
81.7%
75.5%
79.1%
77.3%
81.6%
274,288
224,218
289,887
218,978
351,482
277,889
361,537
279,480
447,644
367,145
総資産
純資産
平成15年3月期
平成16年3月期
平成17年3月期
平成18年3月期
平成19年3月期

※平成18年3月期以前の純資産および自己資本比率には、従来の株主資本および株主資本比率を記載しております。

② 事業部門別（事業の種類別セグメント）の概況

◎ 情報・通信分野　売上高：2,283億4千4百万円（前連結会計年度比、13.8%増）



（百万円）
「情報・通信分野」売上高の推移
250,000
200,000
150,000
100,000
50,000
0
5,485
111,460
4,116
135,071
10,749
165,664
10,092
190,551
9,092
219,252
ホトニクス
エレクトロオプティクス
平成15年3月期
平成16年3月期
平成17年3月期
平成18年3月期
平成19年3月期

○ エレクトロオプティクス部門

売上高：2,192億5千2百万円（前連結会計年度比、15.1%増）

半導体製造用のマスクブランクスは、位相シフトマスク用ブランクス等、高精度品の受注が増加し、前連結会計年度に比べて増収となりました。

半導体製造用のフォトマスクは、高精度品および次世代向け開発品の受注の増加により前連結会計年度に比べて増収となりました。液晶用大型マスクは、液晶パネルメーカー各社でパネル価格の大幅な下落があり、受注獲得のためのマスクメーカー間の競争も激化し厳しい状況となりました。また昨年はパネルメーカーの新規ライン需要が特別に大きかったこともあり、前連結会計年度に比べて減収となりました。

ＨＤＤ（ハードディスクドライブ）用ガラスディスクは、需要が引き続き堅調であり、当社のベトナムの新工場も出荷の拡大に貢献し、前連結会計年度に比べて増収となりました。

光学レンズは、デジタルカメラ向けレンズの伸びが全体を支え、カメラ付き携帯電話向けレンズの需要の増加と合わせて、前連結会計年度に比べて増収となりました。

○ ホトニクス部門

売上高：90億９千２百万円（前連結会計年度比、9.9%減）

当部門はレーザーを利用した産業用機器、医療用機器が主力製品で、産業用では半導体、液晶パネルおよび光学機器等のメーカーを顧客としております。市場では厳しい競争や業界の再編があり、前連結会計年度に比べて減収となりました。

◎ アイケア分野　売上高：1,606億５千８百万円（前連結会計年度比、14.8%増）



(百万円)
「アイケア分野」売上高の推移
200,000
150,000
100,000
50,000
0
26,716
94,388
28,380
98,203
31,409
94,971
35,483
104,456
40,849
119,608
ヘルスケア
ビジョンケア
平成15年3月期
平成16年3月期
平成17年3月期
平成18年3月期
平成19年3月期

○ ビジョンケア部門

売上高：1,198億８百万円（前連結会計年度比、14.7%増）

メガネレンズの国内市場は依然として低迷が続いており、当社では、高機能のコーティングや新設計の累進レンズを中心とした製品の高付加価値化により高価格帯で成長しましたが、低価格帯での価格競争により、国内全体の売上は前連結会計年度に比べてほぼ同レベルとなりました。

メガネレンズの海外市場では、すべての地域で新設計の累進レンズや高屈折レンズ等の高付加価値製品の販売の拡大により堅調に推移しました。低価格帯レンズの価格攻勢は海外でも厳しいものがありますが、全体の売上は前連結会計年度

に比べて増加しました。特に欧州では最大市場のドイツを中心に市況の回復が見られ、成長が継続しました。

その結果、部門全体では前連結会計年度に比べて増収となりました。

○ ヘルスケア部門

売上高：408億４千９百万円（前連結会計年度比、15.1％増）

コンタクトレンズは、当社グループの直営小売専門店チェーンの「アイシティ」では、継続的な新規出店に加えて、専門知識を活かしたコンサルティング販売による遠近両用レンズ等の高付加価値商品の販売拡大により競合との差別化を図り、既存店の業績が好調に推移しましたので、前連結会計年度に比べて増収となりました。

眼内レンズ（ＩＯＬ）は、軟性（ソフト）ＩＯＬが国内外で好調に推移し、特にイエローレンズが好評で、前連結会計年度に比べて増収となりました。

◎ その他の事業　売上高：10億８千９百万円（前連結会計年度比、70.1％減）

クリスタル事業およびサービス事業は、従来個別事業として区分表記しておりましたが、機構改革により売上高および営業損益が減少し、区分開示の重要性が低下したため、「その他の事業」として合わせて表示することとしました。

クリスタルは、事業の再構築のために規模を縮小しており、サービスは、平成18年３月１日付で人材派遣事業を売却したこともあり、ともに前連結会計年度に比べて減収となりました。

(2) 設備投資・資金調達の状況

当連結会計年度の設備投資額は、グループ合計で544億３千２百万円となりました。前連結会計年度に比べて56億４千７百万円増加しております。

当連結会計年度は、特に成長の著しいＨＤＤ用ガラスディスクの設備増強を中心に、次世代を見据えたエレクトロオプティクス部門への投資を積極的に行い、全体の約73%を占めました。

これらの所要資金は、自己資金にて賄っております。



(百万円)
設備投資の推移
60,000
50,000
40,000
30,000
20,000
10,000
0
15,948
30,659
40,175
48,785
54,432
平成15年3月期
平成16年3月期
平成17年3月期
平成18年3月期
平成19年3月期

(3) 事業の譲渡、吸収分割または新設分割の状況

平成18年10月１日付で、当社のコンタクトレンズ製造部門を会社分割し、当社の全額出資子会社でありますＨＯＹＡヘルスケア株式会社に承継いたしました。当該事項が連結財務諸表に与える影響はありません。

(4) 吸収合併または吸収分割による他の法人等の事業に関する権利義務の承継の状況

当社子会社であるHOYA CRYSTAL, INC.とHOYA CORPORATION USA（ともに米国）は、平成18年12月31日を合併期日として、HOYA CORPORATION USAを存続会社とする吸収合併を行いました。

(5) 他の会社の株式その他の持分または新株予約権等の取得または処分の状況

メガネレンズの販売網の拡充を図るため、平成18年４月２日付で、当社の欧州地域本社であるHOYA HOLDINGS N.V.（オランダ）を通じ、南アフリカのメガネレンズ販売会社の株式を51.0％取得し、HOYA HILL OPTICS SA (PTY) LTD.と改称し連結子会社としました。

(6) 対処すべき課題

当社グループは、企業価値の最大化を重点方針に掲げ、世界市場においてトップシェアを獲得すべく、グローバルにグループ経営を推し進めております。多岐にわたる事業運営において、経営資源の最適な組み合わせにより、競争力を最大限に引き出し、業績向上に取り組んでまいります。

当社グループにおける経営課題は以下のとおりです。

① 市場の変化への柔軟な対応と効率的な経営資源の活用

当社グループの事業領域は多岐にわたっておりますが、市場の動向にすばやく柔軟に対応していくために、顧客のニーズを的確に把握し、競合に先んじた戦略を立案してまいります。当社グループの経営資源を適切に配分し、設備投資、事業提携、Ｍ＆Ａ、事業の撤退・縮小といった判断をタイムリーに行ってまいります。

② 新たな事業、技術の創出

企業収益を確保し、成長し続けるためには、既存事業の伸長はもとより、他社に真似のできない技術を開発し、新たな事業を創出していくことにより、従来とは異なる成長分野を生み出すことが重要な課題と認識しております。

世界に通用する技術や競争優位性の高い製品の開発、新規事業の開拓・創造、そして次代を担う人材の獲得・育成に更に力を注いでまいります。

(7) 財産および損益の状況の推移

ＨＯＹＡグループの財産および損益の状況

区分 ＼ 期別	第66期 (平成16年３月期)	第67期 (平成17年３月期)	第68期 (平成18年３月期)	第69期 (当連結会計年度) (平成19年３月期)
売上高(百万円)	271,443	308,172	344,228	390,093
当期純利益(百万円)	39,548	64,135	75,620	83,391
１株当たり当期純利益(円)	87.74	144.71	171.71	193.50
総資産(百万円)	289,887	351,482	361,537	447,644
純資産(百万円)	218,978	277,889	279,480	367,145
１株当たり純資産額(円)	491.90	623.59	648.87	845.98

(注) 1．１株当たり当期純利益は、期中平均発行済株式の総数により、また、１株当たり純資産額は期末発行済株式の総数により算出しております。なお、発行済株式の総数については自己株式を除いております。

2．第68期において、平成17年11月15日付をもって当社普通株式１株につき４株の割合による株式の分割を行っております。
上記の表中では過年度の１株当たり当期純利益および１株当たり純資産額につきまして、当該株式分割が当該期首に行われたと仮定して遡及修正をしております。

3．第69期より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号　平成17年12月９日）および「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号　平成17年12月９日）を適用しております。
また、１株当たり当期純利益および１株当たり純資産額の算定にあたっては、「１株当たり当期純利益に関する会計基準」（改正企業会計基準第２号　平成18年１月31日）および「１株当たり当期純利益に関する会計基準の適用指針」（改正企業会計基準適用指針第４号　平成18年１月31日）を適用しております。

4．第68期以前の純資産および１株当たり純資産額には、従来の株主資本および１株当たり株主資本を記載しております。

(8) 重要な子会社の状況

会社名	資本金	当社の議決権比率	主要な事業内容
HOYA HOLDINGS, INC. (ホーヤ・ホールディングス・インク=米国)	千米ドル 5,488	100.0%	北米地域における地域本社
HOYA HOLDINGS N.V. (ホーヤ・ホールディングス・エヌ・ブイ=オランダ)	千ユーロ 9,929	100.0%	欧州地域における地域本社、ビジョンケア製品の製造販売統括
HOYA HOLDINGS ASIA PACIFIC PTE LTD. (ホーヤ・ホールディングス・アジア・パシフィック・ピーティーイー・エルティーディー=シンガポール)	千シンガポールドル 114,664	100.0% (100.0%)	アジア・オセアニア地域における地域本社
ＨＯＹＡヘルスケア株式会社	百万円 810	100.0%	コンタクトレンズ等医療用具・機器の製造販売

(注) 「当社の議決権比率」欄の（内書）は間接所有であります。

(9) 主要な事業内容 (平成19年３月31日現在)

当社グループの事業は、半導体や液晶等のＩＴ（情報技術）関連の生産財を取り扱う情報・通信分野と、メガネレンズ、コンタクトレンズおよび眼内レンズ等の消費財を扱うアイケア分野に大別されます。各事業部門の主要取扱製品および役務は次のとおりであります。

分野	事業部門	主要製品および役務
情報・通信	エレクトロオプティクス	半導体用フォトマスク・マスクブランクス、液晶用マスク、液晶パネル用部品、ＨＤＤ用ガラスディスク、光学レンズ・光学ガラス、電子用ガラス、光通信関連製品
	ホトニクス	各種レーザー機器、電子産業用光源、特殊光学ガラス
アイケア	ビジョンケア	メガネ用レンズ・フレーム
	ヘルスケア	コンタクトレンズおよび付属品、眼内レンズ
その他の事業		クリスタルガラス製品、情報システムの構築

(注) なお、クリスタル事業およびサービス事業は、従来個別事業として区分表記しておりましたが、機構改革により売上高および営業損益が減少し、区分開示の重要性が低下したため、「その他の事業」として合わせて表示することとしました。

(10) 主要な事業所および工場（平成19年３月31日現在）

① ＨＯＹＡ株式会社グローバル本社

東京都新宿区中落合二丁目７番５号

② 主要な事業所および工場

事業部門	地域	名称	所在地
エレクトロオプティクス	海外	HOYA CORPORATION USA HOYA MAGNETICS SINGAPORE PTE LTD. HOYA GLASS DISK THAILAND LTD. HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD.	米国 シンガポール タイ 中華人民共和国
	国内	HOYA㈱ブランクス事業部他、各営業部門 横浜マーケティングセンター 関西マーケティングセンター 長坂事業所 八王子工場 熊本工場 昭島工場 長野工場	東京都新宿区他 神奈川県横浜市 京都府京都市 山梨県北杜市 東京都八王子市 熊本県大津町 東京都昭島市 長野県高森町
ホトニクス	海外	HOYA PHOTONICS, INC.	米国
	国内	HOYA CANDEO OPTRONICS㈱ HOYAフォトニクス㈱	埼玉県戸田市 埼玉県戸田市
ビジョンケア	海外	ビジョンケアカンパニーグローバル本部 HOYA LENS DEUTSCHLAND GMBH HOYA LENS U.K. LTD. HOYA LENS OF AMERICA, INC. HOYA LENS THAILAND LTD.	オランダ ドイツ 英国 米国 タイ
	国内	HOYA㈱ビジョンケアカンパニー日本本部	東京都新宿区
ヘルスケア	海外	HOYA MEDICAL SINGAPORE PTE, LTD.	シンガポール
	国内	HOYA㈱メディカル事業部 HOYAヘルスケア㈱	東京都新宿区 東京都新宿区
その他の事業	国内	HOYA㈱クリスタルカンパニー HOYAサービス㈱ ウェルフェア㈱	東京都新宿区 東京都新宿区 東京都新宿区
全社	海外	HOYA㈱オランダ支店 HOYA HOLDINGS, INC. HOYA HOLDINGS N.V. HOYA HOLDINGS ASIA PACIFIC PTE LTD.	オランダ 米国 オランダ シンガポール

(11) 使 用 人 の 状 況 (平成19年３月31日現在)

ＨＯＹＡグループの使用人の状況

① 事業部門別の状況

事業部門	使用人数	前連結会計年度末比
エレクトロオプティクス	19,570名	2,437名増
ホトニクス	199名	8名増
ビジョンケア	7,506名	712名増
ヘルスケア	910名	177名増
その他	198名	73名減
全社（共通）	67名	13名増
合計	28,450名	3,274名増

(注) 1. 使用人数は就業人員であります。また、正規使用人のみで、臨時、嘱託は含んでおりません。

2. 全社（共通）には、グローバル本社および海外の地域本社に所属している使用人数を記載しております。

3. 使用人数が前連結会計年度末に比べて3,274名増加しましたのは、主にエレクトロオプティクス部門のベトナム、タイ等における製造拠点の拡大、およびビジョンケア部門における企業買収の成果によるものです。

4. ＨＯＹＡ株式会社の使用人数は3,049名（前事業年度末比171名減）、平均年齢は41.6歳、平均勤続年数は13.2年です。

② 地域別の状況

地域	使用人数	前連結会計年度末比
日本	2,861名	61名増
北米	1,380名	43名増
欧州	2,429名	420名増
アジア	21,780名	2,750名増
合計	28,450名	3,274名増

③ 使用人数の推移


連結使用人数の推移
使用人数（名）
30,000
25,000
20,000
15,000
10,000
5,000
0
14,023
10,873
3,150
18,092
15,069
3,023
21,234
18,227
3,007
25,176
22,376
2,800
28,450
25,589
2,861
海外
国内
平成15年3月期
平成16年3月期
平成17年3月期
平成18年3月期
平成19年3月期

(12) その他ＨＯＹＡグループの現況に関する重要な事項（後発事象を含む）

「当社とペンタックス株式会社の経営統合の経過について」

当社とペンタックス株式会社（以下「ペンタックス」といいます）は、平成18年12月21日に、平成19年10月１日をもって合併するという基本合意を結びました。

しかしながら、協議を進めていく過程で、合併という形での両社の経営統合は実務上困難な状況に至りましたので、平成19年４月７日に、基本合意書に基づき、ペンタックスに対し、統合の代替的方法としてＴＯＢ（株式の公開買い付け）につき協議を行いたい旨の申し入れをしました。

その後、当社は平成19年４月23日の取締役会において、合併を正式に断念する決議をしましたが、同時に、ＴＯＢの提案は維持し平成19年５月末日まで協議を継続すること、および平成19年６月以降にペンタックスの最終的賛同を条件としたＴＯＢを開始すべく準備を進めることを決議いたしました。

当社の最終的な目的は企業価値の向上であり、その目的に沿って最良の方法を選択してまいります。

2. 会社の現況

(1) 株式の状況（平成19年3月31日現在）

① 発行可能株式総数　普通株式　1,250,519,400株

② 発行済株式の総数　普通株式　435,017,020株

③ 株主数　93,566名（前事業年度末比 41,777名増）

④ 1単元の株式数　100株

⑤ 大株主

順位	株主名	当社への出資状況	
		持株数	出資比率
		百株	%
1	日本トラスティ・サービス信託銀行株式会社(信託口)	293,646	6.80
2	日本マスタートラスト信託銀行株式会社（信託口）	235,087	5.45
3	ザチェースマンハッタンバンクエヌエイロンドン	144,323	3.34
4	ステートストリートバンクアンドトラストカンパニー505103	119,103	2.76
5	第一生命保険相互会社	115,306	2.67
6	ステートストリートバンクアンドトラストカンパニー	105,043	2.43
7	日本生命保険相互会社	100,001	2.32
8	山中衛	90,197	2.09
9	ザチェースマンハッタンバンク385036	88,677	2.05
10	ドイチェバンクトラストカンパニーアメリカズ	78,340	1.82

（注）1．発行済株式の総数の10分の1以上の数の株式を保有する株主は、該当ありませんので、上位10名の株主を記載しております。

2．持株数は議決権個数との関係から百株単位で表記し、単位未満は切り捨てて表示しております。

3．出資比率は自己株式（3,447,681株）を控除して計算しております。

(2) 新株予約権等の状況

① 当社役員が保有している職務執行の対価として交付された新株予約権の状況
(平成19年3月31日現在)

(1) 平成14年10月21日開催の取締役会決議による第1回新株予約権

・新株予約権の数

550個

・新株予約権の目的となる株式の種類および数

普通株式　220,000株

・1株当たり行使価額

1株当たり　1,918円

・新株予約権を行使することができる期間

平成15年10月1日から平成19年9月30日まで

・新株予約権の行使条件

1. 1個の本新株予約権の一部の行使は認めない。

2. 本新株予約権者の相続人による本新株予約権の行使は認めない。

3. 本新株予約権者が以下のいずれかの事項に該当する場合、本新株予約権者は本新株予約権を行使することができない。

(1) 本新株予約権者が、当社または当社の関係会社(「財務諸表等の用語、様式及び作成方法に関する規則」第8条第8項において定義される「関係会社」をいい、以下「当社関係会社」という。)の取締役または社員を任期満了前に退任もしくは定年前に退職したとき。

(2) 本新株予約権者が、当社または当社関係会社の取締役または社員を、任期満了により退任し、もしくは定年退職した後に以下のいずれかの者の役員または社員もしくは業務受託者となったとき。

(i) 当社または当社関係会社が製造もしくは販売する商品と市場において競合する商品を製造・販売もしくは研究開発することを業とする第三者

（ⅱ）当社または当社関係会社が提供する役務と市場において競合する役務を提供もしくは研究開発することを業とする第三者

(3) 本新株予約権者が、当社または当社関係会社に対して訴訟を提訴したとき。

(4) 本新株予約権者が、当社もしくは当社関係会社の社内規定（就業規則を含む、以下「社内規定等」という。）に違反し、当社取締役会が決定した懲戒を受けたときまたは当社もしくは当社関係会社を懲戒免職されたとき。

・当社役員の保有状況

区分	新株予約権の数	目的である株式の数	保有者数
取締役（社外取締役を除く。執行役を兼ねる。）	550個	220,000株	1名
社外取締役	0個	0株	0名

(2) 平成15年５月23日開催の取締役会決議による第２回新株予約権
第２回新株予約権については、取締役に対する付与はありませんでした。

(3) 平成15年11月27日開催の取締役会決議による第３回新株予約権

・新株予約権の数
199個

・新株予約権の目的となる株式の種類および数
普通株式　79,600株

・新株予約権の行使価額
１株当たり　2,438円

・新株予約権を行使することができる期間
平成16年10月１日から平成20年９月30日まで

・新株予約権の行使条件
第１回新株予約権と同じ内容です。

・当社役員の保有状況

区　　　　　　　分	新株予約権の数	目的である株式の数	保有者数
取締役（社外取締役を除く。執行役を兼ねる。）	121個	48,400株	3名
社　外　取　締　役	78個	31,200株	4名

(4) 平成16年11月25日開催の取締役会決議による第4回新株予約権

・新株予約権の数

213個

・新株予約権の目的となる株式の種類および数

普通株式　85,200株

・新株予約権の行使価額

1株当たり　2,713円

・新株予約権を行使することができる期間

平成17年10月1日から平成21年9月30日まで

・新株予約権の行使の条件

第1回新株予約権と同じ内容です。

・当社役員の保有状況

区　　　　　　　分	新株予約権の数	目的である株式の数	保有者数
取締役（社外取締役を除く。執行役を兼ねる。）	180個	72,000株	3名
社　外　取　締　役	33個	13,200株	4名

(5) 平成17年12月22日開催の取締役会決議による第5回新株予約権

・新株予約権の数

193個

・新株予約権の目的となる株式の種類および数

普通株式　77,200株

・新株予約権の行使価額

1株当たり　4,150円

・新株予約権を行使することができる期間

平成18年10月1日から平成27年9月30日まで

・新株予約権の行使の条件

1．新株予約権の割当を受けた者は、権利行使時においても、当社または当社子会社の取締役、執行役もしくは従業員の地位にあることを要す。ただし、任期満了による退任、定年退職その他正当な理由のある場合にはこの限りでない。

2．新株予約権の相続は認めない。

3．新株予約権割当契約で、権利行使期間中の各年（1月1日から12月31日までの期間）において権利行使できる新株予約権の個数の上限または新株予約権の行使によって発行される株式の発行価額の合計額の上限を定めることができるものとする。

4．その他権利行使の条件は、新株予約権発行の取締役会決議に基づき、新株予約権割当契約に定めるところによる。

・当社役員の保有状況

区分	新株予約権の数	目的である株式の数	保有者数
取締役（社外取締役を除く。執行役を兼ねる。）	105個	42,000株	3名
社外取締役	88個	35,200株	5名

(6) 平成18年10月19日開催の取締役会決議による第6回新株予約権

・新株予約権の数

202個

・新株予約権の目的となる株式の種類および数

普通株式　80,800株

・新株予約権の行使価額

1株当たり　4,750円

・新株予約権を行使することができる期間

平成19年10月1日から平成28年9月30日まで

・新株予約権の行使の条件

1．新株予約権の割当を受けた者は、権利行使時においても、当社の取締役執行役もしくは従業員または当社の関係会社の取締役もしくは従業員の地位にあることを要す。ただし、任期満了による退任、定年退職その他正当な理由のある場合にはこの限りでない。

2．新株予約権割当契約により、相続人、譲受人、質権の設定を受けた者その他の新株予約権者の承継人による新株予約権の行使は認められない。

3．新株予約権割当契約で、権利行使期間中の各年（1月1日から12月31日までの期間）における権利行使可能上限株式数または新株予約権の行使によって発行される株式の発行価額の合計額の上限を定めることができるものとする。

4．その他権利行使の条件は、取締役会決議に基づき、新株予約権割当契約に定めるところによる。

・当社役員の保有状況

区分	新株予約権の数	目的である株式の数	保有者数
取締役（社外取締役を除く。執行役を兼ねる。）	152個	60,800株	3名
社外取締役	50個	20,000株	5名

（注）1．新株予約権は、いずれもストックオプション付与を目的として無償にて発行されたものであります。

2．平成17年11月15日付で普通株式1株に対し4株の割合による株式分割を実施しました。新株予約権1個の行使により発行する株式数は、株式分割以前は第1回から第4回新株予約権のいずれも100株でしたが、株式分割後は第5回および第6回新株予約権も含めていずれも400株となっております。

② 当事業年度中に職務執行の対価として使用人等に対し交付した新株予約権の状況

平成18年10月19日開催の取締役会決議による第６回新株予約権

・新株予約権の数

1,750個（新株予約権１個につき400株）

・新株予約権の目的となる株式の種類および数

普通株式　700,000株

・新株予約権の払込金額

無償

・新株予約権の行使価額

１株当たり　4,750円

・新株予約権を行使することができる期間

平成19年10月１日から平成28年９月30日まで

・新株予約権の行使の条件

１．新株予約権の割当を受けた者は、権利行使時においても、当社の従業員または当社の関係会社の取締役もしくは従業員の地位にあることを要す。ただし、任期満了による退任、定年退職その他正当な理由のある場合にはこの限りでない。

２．新株予約権割当契約により、相続人、譲受人、質権の設定を受けた者その他の新株予約権者の承継人による新株予約権の行使は認められない。

３．新株予約権割当契約で、権利行使期間中の各年（１月１日から12月31日までの期間）における権利行使可能上限株式数または新株予約権の行使によって発行される株式の発行価額の合計額の上限を定めることができるものとする。

４．その他権利行使の条件は、新株予約権割当契約に定めるところによる。

・当社使用人等への交付状況

区　　　分	新株予約権の数	目的である株式の数	交付者数
当社使用人	810個	324,000株	73名
子会社の役員および使用人	940個	376,000株	100名

(3) 会社役員の状況

① 取締役および執行役の状況（平成19年３月31日現在）

氏　名	当社における地位および担当	他の法人等の代表状況等
椎名武雄	取締役	日本アイ・ビー・エム株式会社　最高顧問
茂木友三郎	取締役	キッコーマン株式会社　代表取締役会長ＣＥＯ
塙　義一	取締役	日産自動車株式会社　名誉会長
河野栄子	取締役	株式会社リクルート　特別顧問
児玉幸治	取締役	財団法人日本情報処理開発協会　会長
鈴木　洋	取締役兼代表執行役 最高経営責任者(ＣＥＯ)	
江間賢二	取締役兼執行役 最高財務責任者(ＣＦＯ)	
丹治宏彰	取締役兼執行役 最高技術責任者(ＣＴＯ)	

(注) １．取締役椎名武雄、茂木友三郎、塙　義一、河野栄子および児玉幸治の各氏は、社外取締役であります。

２．委員会設置会社の各委員は、平成18年６月16日開催の取締役会で下記のように選任され、就任いたしました。

「指名委員」：椎名武雄氏（委員長）、茂木友三郎氏、塙　義一氏、河野栄子氏、児玉幸治氏

「監査委員」：児玉幸治氏（委員長）、椎名武雄氏、茂木友三郎氏、塙　義一氏、河野栄子氏

「報酬委員」：茂木友三郎氏（委員長）、椎名武雄氏、塙　義一氏、河野栄子氏、児玉幸治氏

3．監査委員の財務及び会計に関する知見について
当社の監査委員各氏は、いずれも長年にわたり企業経営に携わってこられた方々、あるいは官庁で広く産業界全般を見てこられた方であり、同時に金融機関の社外役員あるいは顧問を歴任される等、財務および会計に関する相当程度の知見を有しておられます。特に茂木友三郎氏は、経理課員および取締役経理部長として直接財務および会計の現場で業務に従事していた経験があります。
4．上記のほか、当事業年度に係る取締役の重要な兼職の状況は次のとおりであります。

氏　　名	兼職する会社、法人等	兼職の内容
椎　名　武　雄	ヤマト科学株式会社 株式会社東京スター銀行 メルシャン株式会社 株式会社十六銀行	社外取締役 社外取締役 社外取締役 社外監査役
茂　木　友三郎	東京ガス株式会社 帝人株式会社 明治安田生命保険相互会社 東武鉄道株式会社 株式会社フジテレビジョン	社外取締役 社外取締役 社外取締役 社外監査役 社外監査役
河　野　栄　子	三井住友海上火災保険株式会社	社外取締役
児　玉　幸　治	株式会社商船三井	社外取締役

② 報酬委員会による取締役および執行役の報酬等の決定方針および当該方針の内容

(1) 基　本　方　針

当社は、「取締役および執行役のインセンティブを高める報酬体系を構築し、適正な業績評価を行うことにより、当社の業績向上に資する」ことを目的として、報酬委員会を設置しております。委員会は、当社の執行役でない社外取締役５名全員により構成しております。

(2) 取締役報酬に関する方針

取締役としての固定報酬と、委員会委員または委員長としての報酬で構成し、いずれも当社経営環境、他社水準などを考慮して適切な水準で設定する。

(3) 執行役報酬に関する方針

執行役としての固定報酬、業績による報酬等で構成する。

固定報酬は、各執行役の役職・職責に応じ、当社経営環境、業績、他社水準などを考慮して、適切な水準で設定する。

業績による報酬は、業績（当期純利益等の指標）、期初に掲げた経営施策の達成度合いにより決定し、当社経営環境、他社水準などを考慮して、適切な水準で設定する。

また、海外駐在の際のベネフィット（住居、社有車）も、当社経営環境、他社水準などを考慮して、適切な水準で設定する。

(4) ストックオプション

取締役および執行役のストックオプションについては、業績、個人別評価により報酬委員会で審議し、取締役会で決定する。

③　取締役および執行役の報酬等の総額

（対象期間：平成18年４月１日から平成19年３月31日まで）

区分	支給人員	支給額
取締役 （うち社外取締役）	8名 (5)	78百万円 (54)
執行役	3	298
合計	8	376

（注）１．期末現在の人員は、取締役８名、執行役３名であります。なお、執行役３名は全員社内取締役を兼任しております。

２．報酬等の額には、当事業年度に係る執行役賞与総額218百万円が含まれております。

３．報酬等の額には、ストックオプションによる報酬額総額17百万円（うち社外取締役５名に対し総額４百万円）が含まれております。

④　社外取締役の状況

(1) 社外取締役の兼任の状況（他の会社の業務執行者または社外役員である場合）

22ページの「①取締役および執行役の状況」に記載の表、および23ページの（注）４の表に記載のとおりです。当社と兼任している他の法人等との間には、重要な取引関係はありません。

(2) 当事業年度における主な活動状況

氏　　名	主　な　活　動　状　況
椎　名　武　雄	当期開催の取締役会10回のうち９回に出席し、経営者として培われた豊富な知識と経験から、議案審議等に有用な発言を積極的に行っております。 委員会につきましては、当期開催の監査委員会11回のうち10回、報酬委員会の全会、指名委員会の全会に出席し、社外取締役として公平・公正な立場から必要な発言を適宜行い、経営の監督機能を果たしております。 特に同氏は指名委員長として、取締役候補者の選任、また執行役候補者の選任等について議案審議を主導し、最終決定をいたしました。
茂　木　友三郎	当期開催の取締役会10回のうち９回に出席し、経営者として培われた豊富な知識と経験から、議案審議等に有用な発言を積極的に行っております。 委員会につきましては、当期開催の監査委員会11回のうち９回、報酬委員会７回のうち６回、指名委員会の全会に出席し、社外取締役として公平・公正な立場から必要な発言を適宜行い、経営の監督機能を果たしております。 特に同氏は報酬委員長として、取締役および執行役のインセンティブを高める報酬体系を構築し、公平、適正な業績評価を行うことにおいて議案審議を主導し、最終決定をいたしました。
塙　　義　一	当期開催の取締役会10回のうち８回に出席し、経営者として培われた豊富な知識と経験から、議案審議等に有用な発言を積極的に行っております。 委員会につきましては、当期開催の監査委員会11回のうち９回、報酬委員会７回のうち６回、指名委員会の全会に出席し、社外取締役として公平・公正な立場から必要な発言を適宜行い、経営の監督機能を果たしております。
河　野　栄　子	当期開催の取締役会の全会に出席し、経営者として培われた豊富な知識と経験から、議案審議等に有用な発言を積極的に行っております。 委員会につきましては、当期開催の監査委員会の全会、報酬委員会の全会、指名委員会の全会に出席し、社外取締役として公平・公正な立場から必要な発言を適宜行い、経営の監督機能を果たしております。
児　玉　幸　治	当期開催の取締役会の全会に出席し、通商産業省（現経済産業省）において大臣を補佐し広く産業界全般を公平に見てきた立場および金融機関での豊富な知識と経験から、議案審議等に有用な発言を積極的に行っております。 委員会につきましては、当期開催の監査委員会の全会、報酬委員会の全会、指名委員会３回のうち２回に出席し、社外取締役として公平・公正な立場から必要な発言を適宜行い、経営の監督機能を果たしております。 特に同氏は監査委員長として、財務諸表の検証、内部統制システムの監視ならびに業務や財産の監査について議案審議を主導し、最終決定をいたしました。

(3) 責任限定契約の内容の概要

当社は、社外取締役との間で、今後その者が負うことがある会社法第423条第1項の責任について、金1,000万円以上であらかじめ定める金額と法令で定める額とのいずれか高い額を限度とする旨の契約を締結しております。

(4) 会計監査人の状況

① 名　　　　　称　　あずさ監査法人

② 報　酬　等　の　額

	支　払　額
当事業年度に係る会計監査人としての報酬等の額	48百万円
当社および子会社が会計監査人に支払うべき金銭その他の財産上の利益の合計額	152百万円

（注）　1．国内の主要な子会社については、あずさ監査法人により、海外の主要な子会社については、ＫＰＭＧによる監査を受けております。
2．当社と会計監査人との間の監査契約において、会社法に基づく監査と証券取引法に基づく監査の監査報酬等の額を明確に区分しておらず、実質的にも区分できておりませんので、当事業年度に係る報酬等の額にはこれらの合計額を記載しております。

③ 非監査業務の内容

当社が作成する連結財務諸表に対して行う国際財務報告基準への変換に関する助言・指導業務等。

④ 会計監査人の解任または不再任の決定の方針

会社法第340条第1項各号に定められる解任事由に該当する状況にあり、かつ解任が相当と判断した場合には、監査委員全員の合意に基づき監査委員会が、会計監査人を解任いたします。尚、この場合には、監査委員会が選定した監査委員は、解任後最初に招集される株主総会におきまして、会計監査人を解任し

た旨と解任の理由を報告いたします。

また、監査委員会は、会計監査人としての在任期間、従前の監査業務の遂行状況、会計監査人への信頼を失わせる重大事由の有無、その他の諸事情を踏まえて検討を行い、不再任が妥当と判断した場合は、監査委員会規則に則り「会計監査人の不再任」を株主総会の付議議案といたします。

3．会社の体制および方針

(1) 業務の適正を確保するための体制

会社法第416条第１項第１号ロおよびホならびに会社法施行規則第112条に掲げる事項に関する取締役会の決議の内容は、次のとおりであります。

① 監査委員会の職務の執行のため必要な事項

(1) 監査委員会の職務を補助すべき取締役及び使用人に関する事項

・監査委員会の職務を補助すべき組織として監査委員会事務局を置く。

(2) 前号の取締役及び使用人の執行役からの独立性に関する事項

・事務局スタッフの任免権は監査委員会にあることを規定。

(3) 執行役及び使用人が監査委員会に報告をするための体制その他の監査委員会への報告に関する体制

・社外取締役が過半数の取締役会において、重要事項はもれなく取締役会に報告するように取締役会規定を改定したことにより、取締役会の報告ですべての重要事項が網羅されることとなり、ことさらに監査委員会に報告すべき事項は規定しない。

(4) その他監査委員会の監査が実効的に行われることを確保するための体制

・監査委員会の下に監査部門を置き、監査部門は、監査委員会が決定または承認した監査方針・監査計画にもとづき、往査を主体とした監査を実施し、適宜監査委員会に対して報告を行う。

・各社内組織において保存および管理されている情報を、監査委員会または監査部門の求めに応じて、速やかに報告する。

② 業務の適正を確保するため必要な事項

(1) 執行役の職務の執行に係る情報の保存及び管理に関する体制

・重要事項について、社内承認申請に係る書類・記録および議事録等を法令その他の基準にもとづき、適正に保存および管理するよう務める。

(2) 損失の危険の管理に関する規程その他の体制

・各組織・部門においてリスクの把握とその管理に務め、監査部門の指摘等を勘案し、適宜改善を図る。

(3) 執行役の職務の執行が効率的に行われることを確保するための体制

・取締役会において決議される年間計画および四半期予算にもとづき、各部門は業務を執行する。四半期ごとに目標の達成度合を評価し、適宜改善を図ることにより、グループ経営の効率化を確保する。

・重要事項に関する執行役の承認基準等、業務執行における意思決定システムにもとづき、適時的確に業務を執行する。

(4) 執行役および使用人の職務の執行が法令及び定款に適合することを確保するための体制

・当社グループの役員および社員が遵守すべき「ＨＯＹＡ行動基準」に関する体制を確保する。

(5) 当該株式会社並びにその親会社及び子会社から成る企業集団における業務の適正を確保するための体制

・当社グループの経営理念・経営基本原則に基づいて制定した「HOYA行動基準」をグループ全体で遵守し、適宜に教育啓蒙活動を行う。グループ内通報・相談システムの「HOYAヘルプライン」によりその実効性を強化する。この体制を、海外にも展開し、当社グループの活動の健全性を確保する。

(2) 会社の財務および事業の方針の決定を支配する者のあり方に関する基本方針

当社は、上記のような方針を定めてはおりませんが、基本的な考え方は次のとおりです。

当社は、経営支配権の移転を目的とした買収提案等が行われた場合には、最終的には株主の皆様の判断に委ねられるべきと考えております。現在のところ、買収に係る具体的な脅威が生じているわけではなく、そのような買収者が出現した場合の具体的な取り組み（いわゆる「買収防衛策」）を予め定めるものではありません。経営者の責務は、いたずらに買収から会社を防衛する策を講じるのではなく、株主の付託を受けた者として、当社株式の取引や株主の移動状況を常に注視しながら、今後の成長をめざし、更なる業績向上と財務体質の強化に努め、株主への利益還元を拡大し企業価値を高めていくことが肝要と考えております。それでも買収等があった場合には、買収者の提案を検討のうえ、株主が判断を下すために必要な情報を的確に提供することが重要と考えております。買収提案が、当社の企業価値の向上および株主共同の利益に資さないと会社側が判断した場合には、株主の皆様に、その背景となる理由を明確に説明し、ご理解を得るようにしてまいりたいと考えております。

(3) **剰余金の配当等の決定に関する方針**

当社は連結決算を重視したグループ経営、および株主の利益を重視した経営を進め、株主の皆様のご期待に沿えるよう、企業価値の向上と株主価値の増大に努めております。

剰余金の配当につきましては、株主各位への利益還元と従業員の福祉、および将来の事業展開のための内部留保の充実とのバランスを考慮し、中長期的な視点でキャッシュニーズを見ながら定めていきたいと考えております。

内部留保金につきましては、トップシェア企業の供給責任を果たすための生産能力の確保と次世代製品の開発に向けた設備投資、およびＨＯＹＡブランド確立のためのマーケット投資等に優先的に充当してまいります。さらに企業価値向上のためのＭ＆Ａ（企業の合併と買収）も積極的に可能性を追求し、タイムリーに投資していく計画であります。

当事業年度の期末配当金は業績と将来の成長に備えた内部留保金とのバランスを考慮し、１株当たり35円とさせていただきました。すでに実施済みの中間配当金１株当たり30円と合わせて、年間配当金は１株当たり65円となりました。

［備　考］
1．記載金額は、表示単位未満を切り捨てて表示しております。
2．売上高等の金額には、消費税および地方消費税は含まれておりません。

連結貸借対照表

（平成19年３月31日現在）

科目	金額
（資産の部）	百万円
流動資産	275,706
現金及び預金	120,621
受取手形及び売掛金	94,296
たな卸資産	49,721
繰延税金資産	7,067
その他	5,309
貸倒引当金	△ 1,311
固定資産	171,937
有形固定資産	143,218
建物及び構築物	33,871
機械装置及び運搬具	75,961
工具器具備品	12,311
土地	9,154
建設仮勘定	11,918
無形固定資産	6,248
投資その他の資産	22,470
投資有価証券	14,575
繰延税金資産	2,723
その他	5,493
貸倒引当金	△ 322
資産合計	447,644

科目	金額
（負債の部）	百万円
流動負債	78,181
支払手形及び買掛金	28,779
未払法人税等	12,821
賞与引当金	4,327
役員賞与引当金	67
その他	32,184
固定負債	2,317
特別修繕引当金	890
その他	1,427
負債合計	80,499
（純資産の部）	
株主資本	331,924
資本金	6,264
資本剰余金	15,898
利益剰余金	322,513
自己株式	△ 12,753
自己株式申込証拠金	1
評価・換算差額等	33,177
その他有価証券評価差額金	△ 85
為替換算調整勘定	33,263
新株予約権	167
少数株主持分	1,876
純資産合計	367,145
負債及び純資産合計	447,644

連結損益計算書

(平成18年4月1日から
平成19年3月31日まで)

科目	金額	
		百万円
売上高		390,093
売上原価		197,410
売上総利益		192,682
販売費及び一般管理費		85,469
営業利益		107,213
営業外収益		
受取利息	2,901	
持分法による投資利益	642	
その他	2,283	5,827
営業外費用		
支払利息	86	
売上割引	822	
為替差損	6,711	
その他	2,510	10,131
経常利益		102,909
特別利益		
固定資産売却益	9,629	
その他	884	10,513
特別損失		
固定資産処分損	3,327	
退職加算金	1,055	
環境整備費	767	
減損損失	87	
その他	1,053	6,290
税金等調整前当期純利益		107,132
法人税、住民税及び事業税	23,491	
法人税等調整額	70	23,562
少数株主利益		178
当期純利益		83,391

連結株主資本等変動計算書

〔平成18年4月1日から
平成19年3月31日まで〕

（単位：百万円）

	株主資本					
	資本金	資本剰余金	利益剰余金	自己株式	自己株式申込証拠金	株主資本合計
平成18年3月31日残高	6,264	15,898	266,345	△16,279	－	272,228
当連結会計年度中の変動額						
剰余金の配当			△25,843			△25,843
取締役賞与金			△64			△64
当期純利益			83,391			83,391
自己株式の取得				△12		△12
自己株式の処分			△1,606	3,539		1,932
在外連結子会社の会計基準変更に伴う変動額			290			290
その他　(※)					1	1
株主資本以外の項目の当連結会計年度変動額（純額）						
当連結会計年度中の変動額合計	－	－	56,167	3,526	1	59,695
平成19年3月31日残高	6,264	15,898	322,513	△12,753	1	331,924

	評価・換算差額等			新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年3月31日残高	110	7,142	7,252	－	919	280,400
当連結会計年度中の変動額						
剰余金の配当						△25,843
取締役賞与金						△64
当期純利益						83,391
自己株式の取得						△12
自己株式の処分						1,932
在外連結子会社の会計基準変更に伴う変動額						290
その他　(※)						1
株主資本以外の項目の当連結会計年度変動額（純額）	△195	26,121	25,925	167	956	27,049
当連結会計年度中の変動額合計	△195	26,121	25,925	167	956	86,744
平成19年3月31日残高	△85	33,263	33,177	167	1,876	367,145

※払込期日前日までに受領した自己株式の処分の対価相当額であります。

<ご参考>連結キャッシュ・フロー計算書

(平成18年4月1日から平成19年3月31日まで)

科目	金額
Ⅰ　営業活動によるキャッシュ・フロー	百万円
税金等調整前当期純利益	107,132
減価償却費	36,338
減損損失	87
貸倒引当金の減少額	△　242
賞与引当金の増加額	154
特別修繕引当金の増加額	267
受取利息及び受取配当金	△　2,922
支払利息	86
為替差損	4,782
持分法による投資利益	△　642
固定資産売却益	△　9,629
固定資産処分損	3,327
投資有価証券評価損	7
取締役賞与の支払額	△　64
その他	△　705
売上債権の増加額	△　13,800
たな卸資産の増加額	△　4,798
その他流動資産の減少額	2,249
仕入債務の減少額	△　1,208
未払消費税等の減少額	△　1,022
その他流動負債の増加額	241
小計	119,639
利息及び配当金の受取額	2,556
利息の支払額	△　40
法人税等の支払額	△　23,361
営業活動によるキャッシュ・フロー	98,793
Ⅱ　投資活動によるキャッシュ・フロー	
有形固定資産の取得による支出	△　52,379
有形固定資産の売却による収入	10,217
投資有価証券の取得による支出	△　407
投資有価証券の売却による収入	30
連結範囲の変更に伴う子会社株式の取得による支出	△　908
貸付による支出	△　584
貸付金の回収による収入	77
その他投資に関する支出	△　3,274
その他投資に関する収入	576
投資活動によるキャッシュ・フロー	△　46,652
Ⅲ　財務活動によるキャッシュ・フロー	
自己株式の取得による支出	△　12
自己株式の売却による収入	1,934
親会社による配当金の支払額	△　25,810
少数株主への配当金の支払額	△　2
財務活動によるキャッシュ・フロー	△　23,891
Ⅳ　現金及び現金同等物に係る換算差額	8,798
Ⅴ　現金及び現金同等物の増加額	37,047
Ⅵ　現金及び現金同等物期首残高	83,574
Ⅶ　現金及び現金同等物期末残高	120,621

(注)　キャッシュ・フローに関する数値の△は、現金及び現金同等物の流出を示しております。

連結注記表

連結計算書類作成のための基本となる重要な事項

1．連結の範囲に関する事項

連結子会社の数　67社

主要な連結子会社の名称　HOYA HOLDINGS, INC.、HOYA HOLDINGS N.V.
HOYA HOLDINGS ASIA PACIFIC PTE LTD.
HOYAヘルスケア株式会社

2．持分法の適用に関する事項

(1) 持分法を適用した関連会社

持分法適用の関連会社数　1社

会社の名称　ＮＨテクノグラス株式会社

(2) 持分法を適用しない関連会社

主要な関連会社の名称　ツーコインズ株式会社

持分法非適用会社は、小規模会社であり、合計の持分損益及び利益剰余金等はいずれも連結計算書類に与える影響が軽微であるため、持分法の適用から除外しております。

3．連結の範囲の変更に関する事項

当連結会計年度から新規設立により5社並びに、買収により1社の合計6社につき、ともに在外連結子会社が増加しました。一方、子会社同士の合併により在外連結子会社が1社減少しました。その結果、合わせて5社増加しております。

4．連結子会社の事業年度に関する事項

連結子会社のうち中華人民共和国に所在する6社の決算日は12月31日であります。

なお、連結子会社67社は、すべて四半期ごとに四半期決算を実施しており、上記の6社については、連結計算書類の作成に当たって、第4四半期連結決算日（3月31日）現在で実施した決算に基づく計算書類を使用しております。

5．重要な会計方針

(1) 有価証券の評価基準及び評価方法

その他有価証券

時価のあるもの…………連結会計年度末日の市場価格等に基づく時価法
（評価差額は、全部純資産直入法により処理し、売却原価は、移動平均法により算定）

時価のないもの…………移動平均法による原価法

(2) たな卸資産の評価基準及び評価方法

主として総平均法による原価法

(3) 固定資産の減価償却の方法

有形固定資産	当社及び国内連結子会社は平成10年4月1日以降に取得した建物（建物附属設備を除く）については定額法、それ以外の有形固定資産については定率法を採用しております。また、一部の連結子会社は定額法によっており、定額法によって償却しているものは、有形固定資産の帳簿価額の約66.2%であります。なお、主な耐用年数は、建物及び構築物10年～50年、機械装置及び運搬具3年～10年であります。
無形固定資産	定額法によっております。なお、ソフトウェアの社内における利用可能期間は5年であります。

(4) 重要な引当金の計上方法

① 貸倒引当金	債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率法により、貸倒懸念債権及び破産更生債権等については財務内容評価法により計上しております。
② 賞与引当金	従業員に対する賞与の支給にあてるため、支給見込額を計上しております。
③ 役員賞与引当金	役員賞与の支出に備えて、当連結会計年度における支給見込額を計上しております。
④ 特別修繕引当金	連続熔解炉の一定期間毎に行う大修繕の支出に備えるため、前回の大修繕における支出額を基礎とした見積額によって計上しております。

(5) 重要な外貨建の資産及び負債の本邦通貨への換算基準

外貨建金銭債権債務は、当連結会計年度末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、在外連結子会社の資産及び負債は、連結会計年度末日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び純資産の部における為替換算調整勘定に含めております。

(6) 重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

(7) 重要なヘッジ会計の方法

① ヘッジ会計の方法

繰延ヘッジ処理を採用しております。また、為替変動リスクのヘッジについて振当処理の要件を充たしている場合には振当処理を採用しております。

② ヘッジ手段とヘッジ対象、ヘッジ方針

主に当社の「社内管理規定」に基づき、為替変動リスクをヘッジしており、また、投機を目的としたデリバティブ取引は行わない方針であります。

ヘッジ手段…為替予約

ヘッジ対象…外貨建借入金

③ ヘッジ有効性評価の方法

ヘッジ対象の相場変動又はキャッシュ・フロー変動の累計とヘッジ手段の相場変動又はキャッシュ・フロー変動の累計を比較し、その変動額の比率によって有効性を評価しております。

(8) 消費税及び地方消費税の会計処理

税抜方式を採用しております。

6．連結子会社の資産及び負債の評価の方法

連結子会社の資産及び負債の評価の方法には、全面時価評価法を採用しております。

7．会計方針の変更

（貸借対照表の純資産の部の表示に関する会計基準等）

（自己株式及び準備金の額の減少等に関する会計基準等の一部改正）

当連結会計年度より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号　平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号　平成17年12月９日）並びに改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準第１号　最終改正平成18年８月11日）及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」（企業会計基準適用指針第２号　最終改正平成18年８月11日）を適用しております。

これによる損益に与える影響はありません。

これまでの資本の部の合計に相当する金額は365,102百万円であります。

（企業結合に係る会計基準等）

当連結会計年度より、「企業結合に係る会計基準」（基準会計審議会　平成15年10月31日）及び「事業分離等に関する会計基準」（企業会計基準第７号　平成17年12月27日）並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号　平成17年12月27日）を適用しております。

これによる損益に与える影響はありません。

（役員賞与に関する会計基準）

当連結会計年度より、「役員賞与に関する会計基準」（企業会計基準第４号　平成17年11月29日）を適用しております。

これにより営業利益、経常利益及び税金等調整前当期純利益は、それぞれ67百万円減少しております。

（ストック・オプション等に関する会計基準）

当連結会計年度より、「ストック・オプション等に関する会計基準」（企業会計基準第８号　平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号　平成18年５月31日）を適用しております。

これにより営業利益、経常利益及び税金等調整前当期純利益は、それぞれ167百万円減少しております。

連結貸借対照表に関する注記

1．記載金額は百万円未満を切り捨てて表示しております。

2．有形固定資産の減価償却累計額　　223,095百万円

3．保証債務額　　2,774百万円

営業上の取引先及び当社グループの従業員の金融機関との取引に対して、保証を行っております。

4．期末日満期手形

期末日満期手形の会計処理は、手形交換日をもって決済処理しております。

なお、当連結会計年度末日は金融機関の休日であったため、次の期末日満期手形が期末残高に含まれております。

受取手形　　1,907百万円

連結損益計算書に関する注記

1．記載金額は百万円未満を切り捨てて表示しております。

2．減損損失

当社グループは、ビジネス・ユニットを基準として、資産のグループ化を行っており、当連結会計年度において、以下の資産グループについて減損処理をしました。

・クリスタル部門における東京スタジオ（昭島工場内）

場所	用途	種類
東京都昭島市	クリスタル製造設備等	建物・工具器具備品等

クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しました。その内訳は次のとおりであります。

工具器具備品	36百万円
建物	32
その他	19
計	87

なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを５％で割り引いて算定しております。

連結株主資本等変動計算書に関する注記

1．記載金額は百万円未満を切り捨てて表示しております。

2．発行済株式の総数に関する事項

株式の種類	前連結会計年度末株式数	当連結会計年度増加株式数	当連結会計年度減少株式数	当連結会計年度末株式数
普通株式	435,017,020株	－	－	435,017,020株

3．自己株式数に関する事項

株式の種類	前連結会計年度末株式数	当連結会計年度増加株式数	当連結会計年度減少株式数	当連結会計年度末株式数
普通株式	4,401,607株	2,861株	956,787株	3,447,681株

（注）　自己株式数の増加・減少の内訳（理由）は次のとおりであります。

単元未満株式の買取による増加	2,861株
単元未満株式の買増請求による減少	387株
ストックオプション行使による減少	956,400株

4．配当に関する事項
(1) 配当金支払額等
① 平成18年５月25日開催取締役会決議による配当に関する事項
・配当金の総額 12,918百万円
・１株当たり配当額 30円
・基準日 平成18年３月31日
・効力発生日 平成18年５月26日
② 平成18年10月19日開催取締役会決議による配当に関する事項
・配当金の総額 12,924百万円
・１株当たり配当額 30円
・基準日 平成18年９月30日
・効力発生日 平成18年11月21日
(2) 基準日が当連結会計年度に属する配当のうち配当の効力発生が翌期になるもの
平成19年５月31日開催取締役会決議による配当に関する事項
・配当金の総額 15,104百万円
・配当の原資 利益剰余金
・１株当たり配当額 35円
・基準日 平成19年３月31日
・効力発生日 平成19年６月４日
5．当連結会計年度末の新株予約権（権利行使期間の初日が到来していないものを除く）の目的となる株式の種類及び数
普通株式 4,225,600株

１株当たり情報に関する注記
(1) １株当たり純資産額 845円98銭
(2) １株当たり当期純利益 193円50銭

連結計算書類に係る会計監査人の監査報告

独立監査人の監査報告書

平成19年5月17日

ＨＯＹＡ株式会社
取締役会　御中

あずさ監査法人

指定社員
業務執行社員　公認会計士　金子寛人㊞

指定社員
業務執行社員　公認会計士　鈴木輝夫㊞

指定社員
業務執行社員　公認会計士　野村哲明㊞

当監査法人は、会社法第444条第４項の規定に基づき、ＨＯＹＡ株式会社の平成18年４月１日から平成19年３月31日までの連結会計年度の連結計算書類、すなわち、連結貸借対照表、連結損益計算書、連結株主資本等変動計算書及び連結注記表について監査を行った。この連結計算書類の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結計算書類に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結計算書類に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結計算書類の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結計算書類が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、ＨＯＹＡ株式会社及び連結子会社から成る企業集団の当該連結計算書類に係る期間の財産及び損益の状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

当監査法人は、会社に対し、監査証明との同時提供が認められる公認会計士法第２条第２項の業務を継続的に行っている。

以上

連結計算書類に係る監査委員会の監査報告

連結計算書類に係る監査報告書

当監査委員会は、平成18年4月1日から平成19年3月31日までの第69期事業年度における連結計算書類（連結貸借対照表、連結損益計算書、連結株主資本等変動計算書及び連結注記表）について監査いたしました。その方法及び結果につき以下のとおり報告いたします。

1．監査の方法及びその内容

監査委員会は、その定めた監査の方針、職務の分担等に従い、連結計算書類について執行役等から報告を受け、必要に応じて説明を求めました。さらに、会計監査人が独立の立場を保持し、かつ、適正な監査を実施しているかを監視及び検証するとともに、会計監査人からその職務の執行状況について報告を受け、必要に応じて説明を求めました。また、会計監査人から「職務の遂行が適正に行われることを確保するための体制」（会社計算規則第159条各号に掲げる事項）を「監査に関する品質管理基準」（平成17年10月28日企業会計審議会）に従って整備している旨の通知を受け、必要に応じて説明を求めました。

以上の方法に基づき、当該事業年度に係る連結計算書類につき検討いたしました。

2．監査の結果

会計監査人あずさ監査法人の監査の方法及び結果は相当であると認めます。

平成19年5月22日

HOYA株式会社　監査委員会

監査委員　児玉幸治㊞

監査委員　椎名武雄㊞

監査委員　茂木友三郎㊞

監査委員　塙　義一㊞

監査委員　河野栄子㊞

（注）監査委員　児玉幸治、椎名武雄、茂木友三郎、塙　義一及び河野栄子は、会社法第2条第15号及び第400条第3項に規定する社外取締役であります。

貸借対照表

（平成19年３月31日現在）

科目	金額	科目	金額
（資産の部）	百万円	（負債の部）	百万円
流動資産	121,794	**流動負債**	126,385
現金及び預金	18,090	支払手形	643
受取手形	7,296	買掛金	20,921
売掛金	67,550	関係会社短期借入金	61,203
商品	3,254	未払金	1,071
製品	6,534	未払外注加工費	9,275
半製品	2,621	未払法人税等	9,241
原材料	1,439	未払費用	8,267
仕掛品	2,520	預り金	7,002
貯蔵品	2,071	賞与引当金	2,997
未収入金	6,514	設備支払手形	3
関係会社短期貸付金	837	設備未払金	5,134
繰延税金資産	2,927	その他	622
その他	552		
貸倒引当金	△ 418	**固定負債**	840
		特別修繕引当金	793
固定資産	105,234	その他	47
有形固定資産	40,038	**負債合計**	127,225
建物	9,038	（純資産の部）	
構築物	498	**株主資本**	99,722
溶解炉	699	**資本金**	6,264
機械装置	16,458	**資本剰余金**	15,898
車両運搬具	26	資本準備金	15,898
工具器具備品	6,957	**利益剰余金**	90,311
土地	5,443	利益準備金	1,566
建設仮勘定	915	その他利益剰余金	88,745
無形固定資産	1,477	特別償却準備金	438
投資その他の資産	63,719	固定資産圧縮積立金	592
投資有価証券	1,925	繰越利益剰余金	87,714
関係会社株式	55,672	**自己株式**	△ 12,753
関係会社長期貸付金	3,008	**自己株式申込証拠金**	1
長期前払費用	275	**評価・換算差額等**	△ 86
破産債権、更生債権等	110	その他有価証券評価差額金	△ 86
繰延税金資産	2,413	**新株予約権**	167
その他	416		
貸倒引当金	△ 104	**純資産合計**	99,803
資産合計	227,029	**負債及び純資産合計**	227,029

損益計算書

〔平成18年4月1日から
平成19年3月31日まで〕

科目	金	額
		百万円
売上高		274,961
売上原価		205,675
売上総利益		69,286
販売費及び一般管理費		40,826
営業利益		28,459
営業外収益		
受取利息	647	
受取配当金	3,884	
受取手数料	11,635	
その他	693	16,861
営業外費用		
支払利息	2,214	
為替差損	3,644	
その他	465	6,324
経常利益		38,996
特別利益		
固定資産売却益	9,595	
関係会社株式売却益	772	
貸倒引当金戻入益	283	
特別修繕引当金戻入益	13	
その他	239	10,903
特別損失		
固定資産処分損	2,498	
環境整備費	767	
退職加算金	732	
減損損失	87	
投資有価証券評価損	7	
その他	725	4,818
税引前当期純利益		45,081
法人税、住民税及び事業税	14,041	
法人税等調整額	1,290	15,331
当期純利益		29,750

株主資本等変動計算書

〔平成18年4月1日から
平成19年3月31日まで〕

（単位：百万円）

	株主資本								
		資本剰余金		利益剰余金					
					その他利益剰余金				
	資本金	資本準備金	資本剰余金合計	利益準備金	特別償却準備金	固定資産圧縮積立金	別途積立金	繰越利益剰余金	利益剰余金合計
平成18年3月31日 残高	6,264	15,898	15,898	1,566	392	640	123,341	△ 36,334	89,606
当期変動額									
特別償却準備金の取崩し					△133			133	−
特別償却準備金の繰入れ					180			△ 180	−
固定資産圧縮積立金の取崩し						△ 48		48	−
別途積立金の取崩し							△123,341	123,341	−
剰余金の配当								△ 25,843	△25,843
当期純利益								29,750	29,750
自己株式の取得									
自己株式の処分								△ 1,606	△ 1,606
分割型の会社分割による減少								△ 1,596	△ 1,596
その他（※）									
株主資本以外の項目の当期変動額（純額）									
当期変動額合計	−	−	−	−	46	△ 48	△123,341	124,047	704
平成19年3月31日 残高	6,264	15,898	15,898	1,566	438	592	−	87,714	90,311

	株主資本			評価・換算差額等		新株予約権	純資産合計
	自己株式	自己株式申込証拠金	株主資本合計	その他有価証券評価差額金	評価・換算差額等合計		
平成18年3月31日 残高	△16,279	−	95,489	109	109	−	95,598
当期変動額							
特別償却準備金の取崩し			−				−
特別償却準備金の繰入れ			−				−
固定資産圧縮積立金の取崩し			−				−
別途積立金の取崩し			−				−
剰余金の配当			△25,843				△25,843
当期純利益			29,750				29,750
自己株式の取得	△ 12		△ 12				△ 12
自己株式の処分	3,539		1,933				1,933
分割型の会社分割による減少			△ 1,596				△ 1,596
その他（※）		1	1				1
株主資本以外の項目の当期変動額（純額）				△195	△195	167	△ 28
当期変動額合計	3,526	1	4,232	△195	△195	167	4,204
平成19年3月31日 残高	△12,753	1	99,722	△ 86	△ 86	167	99,803

※払込期日前日までに受領した自己株式の処分の対価相当額であります。

個別注記表

重要な会計方針

1．有価証券の評価基準及び評価方法

子会社株式及び関連会社株式………移動平均法による原価法

その他有価証券

時価のあるもの……………………当事業年度末日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定）

時価のないもの……………………移動平均法による原価法

2．たな卸資産の評価基準及び評価方法

商品、製品、半製品、仕掛品………総平均法による原価法

原材料…………………………………総平均法による原価法

貯蔵品…………………………………総平均法による原価法及び最終仕入原価法による原価法

3．固定資産の減価償却の方法

有形固定資産	平成10年4月1日以降に取得した建物（建物附属設備を除く）については定額法、それ以外の有形固定資産については定率法を採用しております。なお、主な耐用年数は、建物10年～50年、機械装置4年～10年であります。
無形固定資産	定額法を採用しております。なお、ソフトウェアの社内における利用可能期間は5年であります。

4．重要な引当金の計上方法

(1) 貸倒引当金	債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率法により、貸倒懸念債権及び破産更生債権等については財務内容評価法により計上しております。
(2) 賞与引当金	従業員に対する賞与の支給にあてるため、支給見込額を計上しております。
(3) 特別修繕引当金	連続熔解炉の一定期間毎に行う大修繕の支出に備えるため、前回の大修繕における支出額を基礎とした見積額によって計上しております。

5．外貨建の資産及び負債の本邦通貨への換算基準

外貨建金銭債権債務は、当事業年度末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

6．リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

7．ヘッジ会計の方法

(1) ヘッジ会計の方法

繰延ヘッジ処理を採用しております。また、為替変動リスクのヘッジについて振当処理の要件を充たしている場合には振当処理を採用しております。

(2) ヘッジ手段とヘッジ対象、ヘッジ方針

主に当社の「社内管理規定」に基づき、為替変動リスクをヘッジしており、また、投機を目的としたデリバティブ取引は行わない方針であります。

なお、当事業年度にはデリバティブ取引は行っておりません。

(3) ヘッジ有効性評価の方法

当事業年度は、デリバティブ取引は行っていないため、ヘッジ有効性の評価は実施しておりません。

8．消費税及び地方消費税の会計処理

税抜方式を採用しております。

9．当事業年度より、会社法（平成17年７月26日　法律第86号）及び会社計算規則（平成18年２月７日　法務省令第13号）に基づいて、計算書類を作成しております。

会計処理の変更

（貸借対照表の純資産の部の表示に関する会計基準等）

（自己株式及び準備金の額の減少等に関する会計基準等の一部改正）

当事業年度より「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号　平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号　平成17年12月９日）並びに改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準第１号　最終改正平成18年８月11日）及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」（企業会計基準適用指針第２号　最終改正平成18年８月11日）を適用しております。

これによる損益に与える影響はありません。

なお、従来の「資本の部」の合計に相当する金額は99,636百万円であります。

（企業結合に係る会計基準等）

当事業年度より「企業結合に係る会計基準」（企業会計審議会　平成15年10月31日）及び「事業分離等に関する会計基準」（企業会計基準第７号　平成17年12月27日）並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号　平成17年12月27日）を適用しております。これによる損益に与える影響はありません。

（ストック・オプション等に関する会計基準）

当事業年度より、「ストック・オプション等に関する会計基準」（企業会計基準第８号　平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号　平成18年５月31日）を適用しております。

これにより営業利益、経常利益及び税引前当期純利益は、それぞれ167百万円減少しております。

貸借対照表に関する注記

１．記載金額は百万円未満を切り捨てて表示しております。

２．有形固定資産の減価償却累計額	101,017百万円
３．保証債務額	３百万円

当社従業員の金融機関との取引に対して、保証を行っております。

４．関係会社に対する金銭債権債務（区分掲記されたものを除く）

(1) 短期金銭債権	12,283百万円
(2) 短期金銭債務	27,072百万円
５．執行役に対する金銭債務	218百万円

６．期末日満期手形

期末日満期手形の会計処理は、手形交換日をもって決済処理しております。

なお、当事業年度末日は金融機関の休日であったため、次の期末日満期手形が期末残高に含まれております。

受取手形	690百万円

損益計算書に関する注記

1．記載金額は百万円未満を切り捨てて表示しております。

2．関係会社との取引高

(1) 売上高	27,903百万円
(2) 仕入高	118,120百万円
(3) 外注加工費及び支払手数料等	18,744百万円
(4) 営業取引以外の取引高	30,325百万円

3．減損損失

当社は、ビジネス・ユニットを基準として、資産のグループ化を行っており、当事業年度において、以下の資産グループについて減損処理をしました。

・クリスタル部門における東京スタジオ（昭島工場内）

場　所	用　途	種　類
東京都昭島市	クリスタル製造設備等	建物・工具器具備品等

クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しました。その内訳は次のとおりであります。

工具器具備品	36百万円
建物	32
その他	19
計	87

なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを５％で割り引いて算定しております。

株主資本等変動計算書に関する注記

1．記載金額は百万円未満を切り捨てて表示しております。

2．自己株式数に関する事項

株式の種類	前事業年度末株式数	当事業年度増加株式数	当事業年度減少株式数	当事業年度末株式数
普通株式	4,401,607株	2,861株	956,787株	3,447,681株

(注)　増加・減少の内訳（理由）は次のとおりであります。

単元未満株式の買取による増加	2,861株
単元未満株式の買増請求による減少	387株
ストックオプション行使による減少	956,400株

税効果会計に関する注記

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳（平成19年３月31日現在）

(1) 流動の部

繰延税金資産	
賞与引当金否認額	1,210百万円
未払事業税否認額	777
退職加算金	207
その他	731
繰延税金資産　合計	2,927

(2) 固定の部

繰延税金資産	
減価償却損金算入限度超過額	1,549百万円
減損損失否認額	622
固定資産処分損否認額	518
貸倒引当金損金算入限度超過額	33
その他	229
繰延税金資産　合計	2,953
繰延税金負債	
固定資産圧縮積立金	△　307
特別償却準備金	△　232
繰延税金負債　合計	△　539
繰延税金資産の純額	2,413

2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳（平成18年４月１日から平成19年３月31日まで）

法定実効税率	40.4%
（調整）	
交際費等永久に損金に算入されない項目	0.6
住民税均等割等	0.1
受取配当金等永久に益金に算入されない項目	△ 3.5
過年度法人税等戻入額	△ 3.1
試験研究費等の特別税額控除	△ 0.8
その他	0.3
税効果会計適用後の法人税等の負担率	34.0

リースにより使用する固定資産に関する注記

資産の種類	資産の内容及び数量等
機械装置	エレクトロオプティクス製造設備の一部 ビジョンケア製造設備の一部
工具器具備品	コンピューター及びその周辺機器の一部 その他の事務用機器ほか

関連当事者に関する注記

（単位：百万円）

属性	会社等の名称	住所	資本金又は出資金	事業の内容又は職業	議決権等の所有割合(%)	関係内容		取引の内容	取引金額	科目	期末残高
						役員の兼任等	事業上の関係				
関係会社	HOYA HOLDINGS N.V.	Uithoorn, NETHERLANDS	千ユーロ 9,929	欧州地域における地域本社、ビジョンケア製品の製造販売統括	100.0	－	資金の借入	運転資金の借入(注1)	4,929	関係会社短期借入金	61,203
								利息の支払	2,195	未払利息	1,009
								関係会社株式の売却(注2)			
								売却代金	5,043	－	－
								売却益	772	－	－
	HOYA MAGNETICS SINGAPORE PTE LTD.	Tuas Link, SINGAPORE	千シンガポールドル 34,050	当社ガラスディスクの製造	100.0	－	当社の仕入先	製品の加工(注3)	41,054	関係会社未払加工料	2,333
								開発委託料の受取(注4)	1,972	－	－
	HOYA LENS THAILAND LTD.	Patumthani, THAILAND	千タイバーツ 1,110,000	当社ビジョンケア製品の製造	100.0	－	当社の仕入先	技術支援料の受取(注5)	2,673	－	－
	HOYA OPTICS (THAILAND) LTD.	Lumphun, THAILAND	千タイバーツ 357,000	当社オプティクス製品の製造	100.0	－	当社の仕入先	製品の加工(注3)	21,660	関係会社買掛金	2,828
										関係会社未払加工料	3,091
	HOYAヘルスケア㈱	東京都新宿区	百万円 810	ヘルスケア製品の製造・販売	100.0	役員1名	資金の預り	キャッシュプール	1,600	預り金	5,665

取引条件及び取引条件の決定方針等

（注）1．資金の借入については、借入利率は市場金利を勘案して合理的に決定しております。

2．関係会社株式の売却価格は、外部評価機関の評価価額を参考にして決定しております。

3．製品の加工については市場価格を勘案して一般取引条件と同様に決定しております。

4．開発委託料の受取については、契約内容に基づき毎期交渉の上、合理的に決定しております。

5．技術支援料の受取については、契約内容に基づき毎期交渉の上、合理的に決定しております。

１株当たり情報に関する注記

(1) １株当たり純資産額	230円87銭
(2) １株当たり当期純利益	69円03銭

ストックオプションに関する注記

ストックオプションに係る当事業年度における費用計上額及び科目名

(1) 売上原価	43百万円
(2) 販売費及び一般管理費	123百万円

企業結合・事業分離に関する注記

(1) 取引の概要及び目的

当社は、平成18年７月28日の当社代表執行役の決定により、平成18年10月１日付で、コンタクトレンズ製造部門を会社分割し、当社の全額出資子会社でありますＨＯＹＡヘルスケア株式会社に承継いたしました。

ＨＯＹＡヘルスケア株式会社はコンタクトレンズの小売販売事業を展開しておりますが、コンタクトレンズの製造部門を同社が承継することにより、市場のニーズを迅速かつ効率的に製品の製造開発に反映し、ＨＯＹＡグループとしてより効率的な事業運営体制の構築を目的とします。

(2) 株式の割当て

本分割は、当社の全額出資子会社を承継会社としており、本分割にあたり新たな株式の発行は行いません。

(3) 当社の新株予約権に関する取扱い

当社の新株予約権の新株予約権者に対して、当該新株予約権に代わるものとして承継会社の新株予約権は交付しません。

(4) 会計処理の概要

本分割は、企業結合に係る会計基準上の分類において、共通支配下の取引となるため、移転される資産及び負債については、当社は移転損益を認識せず、また、承継会社においても、移転前に付された適正な帳簿価額で計上されます。

(5) 企業結合日に移転された資産及び負債の額並びにその主な内訳

流動資産	1,075百万円
固定資産	589百万円
資産計	1,664百万円
流動負債	68百万円
負債計	68百万円

会計監査人の監査報告

独立監査人の監査報告書

平成19年5月17日

HOYA株式会社
取締役会　御中

あずさ監査法人

指定社員
業務執行社員　公認会計士　金子寛人㊞
指定社員
業務執行社員　公認会計士　鈴木輝夫㊞
指定社員
業務執行社員　公認会計士　野村哲明㊞

当監査法人は、会社法第436条第2項第1号の規定に基づき、HOYA株式会社の平成18年4月1日から平成19年3月31日までの第69期事業年度の計算書類、すなわち、貸借対照表、損益計算書、株主資本等変動計算書及び個別注記表並びにその附属明細書について監査を行った。この計算書類及びその附属明細書の作成責任は経営者にあり、当監査法人の責任は独立の立場から計算書類及びその附属明細書に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に計算書類及びその附属明細書に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての計算書類及びその附属明細書の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の計算書類及びその附属明細書が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、当該計算書類及びその附属明細書に係る期間の財産及び損益の状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

当監査法人は、会社に対し、監査証明との同時提供が認められる公認会計士法第2条第2項の業務を継続的に行っている。

以　上

監査委員会の監査報告

監　査　報　告　書

当監査委員会は、平成18年４月１日から平成19年３月31日までの第69期事業年度における取締役及び執行役の職務の執行について監査いたしました。その方法及び結果につき以下のとおり報告いたします。

1．監査の方法及びその内容

監査委員会は、会社法第416条第１項第１号ロ及びホに掲げる事項に関する取締役会決議の内容並びに当該決議に基づき整備されている体制（内部統制システム）の状況について監視及び検証し、かつ、監査委員会が定めた監査の方針、職務の分担等に従い、会社の監査部門と連係の上、重要な会議に出席し、取締役及び執行役等からその職務の執行に関する事項の報告を受け、必要に応じて説明を求め、重要な決裁書類等を閲覧し、本社及び主要な事業所において業務及び財産の状況を調査しました。子会社については、子会社の取締役及び監査役等と意思疎通及び情報の交換を図り、必要に応じて子会社から事業の報告を受けました。さらに、会計監査人が独立の立場を保持し、かつ、適正な監査を実施しているかを監視及び検証するとともに、会計監査人からその職務の執行状況について報告を受け、必要に応じて説明を求めました。また、会計監査人から「職務の遂行が適正に行われることを確保するための体制」（会社計算規則第159条各号に掲げる事項）を「監査に関する品質管理基準」（平成17年10月28日企業会計審議会）等に従って整備している旨の通知を受け、必要に応じて説明を求めました。

以上の方法に基づき、当該事業年度に係る事業報告、計算書類（貸借対照表、損益計算書、株主資本等変動計算書及び個別注記表）及びそれらの附属明細書につき検討いたしました。

2．監査の結果

(1) 事業報告等の監査結果

一　事業報告及びその附属明細書は、法令及び定款に従い、会社の状況を正しく示しているものと認めます。

二　取締役及び執行役の職務の執行に関する不正の行為又は法令もしくは定款に違反する重大な事実は認められません。

三　内部統制システムに関する取締役会の決議の内容は相当であると認めます。また、当該内部統制システムに関する取締役及び執行役の職務の執行についても、指摘すべき事項は認められません。

(2) 計算書類及びその附属明細書の監査結果

会計監査人あずさ監査法人の監査の方法及び結果は相当であると認めます。

平成19年５月22日

ＨＯＹＡ株式会社　監査委員会

監査委員　児　玉　幸　治㊞

監査委員　椎　名　武　雄㊞

監査委員　茂　木　友三郎㊞

監査委員　塙　　　義　一㊞

監査委員　河　野　栄　子㊞

（注）監査委員　児玉幸治、椎名武雄、茂木友三郎、塙　義一及び河野栄子は、会社法第２条第15号及び第400条第３項に規定する社外取締役であります。

以　上

株主総会参考書類

議案および参考事項

議案　取締役８名選任の件

本総会終結の時をもって取締役８名全員が任期満了となりますので、指名委員会の決定に基づき取締役８名の選任をお願いするものであります。

指名委員会からは、同委員会で定めた「取締役候補者選任基準」に照らし、各取締役候補者は欠格事由に該当せず、社内取締役・社外取締役とも候補者として必要な条件を満たしている旨の報告がされております。

取締役候補者は次のとおりであります。

	氏　名 (生年月日)	略歴、当社における地位、担当 および他の法人等の代表状況	所有する当社 の株式数
1	しいな　たけお 椎　名　武　雄 (昭和４年５月11日生)	昭和28年６月　日本アイ・ビー・エム株式会社入社 昭和37年５月　同社取締役 昭和50年２月　同社代表取締役社長 平成５年１月　同社会長 平成７年６月　当社取締役（現任） 平成11年12月　日本アイ・ビー・エム株式会社最高顧問 平成19年５月　同社相談役（現任）	4,000株
2	もぎ　ゆうざぶろう 茂　木　友三郎 (昭和10年２月13日生)	昭和33年４月　野田醤油株式会社（現　キッコーマン株式会社）入社 昭和54年３月　同社取締役 昭和57年３月　同社常務取締役 昭和60年10月　同社代表取締役常務取締役 平成元年３月　同社代表取締役専務取締役 平成６年３月　同社代表取締役副社長 平成７年２月　同社代表取締役社長 平成13年６月　当社取締役（現任） 平成16年６月　キッコーマン株式会社代表取締役会長CEO（現任）	4,000株

	氏　名 (生年月日)	略歴、当社における地位、担当および他の法人等の代表状況	所有する当社の株式数
3	はなわ　よしかず 塙　義一 (昭和９年３月16日生)	昭和32年４月　日産自動車株式会社入社 昭和60年６月　同社取締役 昭和63年１月　同社常務取締役 平成２年６月　同社専務取締役 平成３年６月　同社代表取締役副社長 平成８年６月　同社代表取締役社長 平成11年６月　同社代表取締役会長兼社長、最高経営責任者 平成12年６月　同社代表取締役会長、最高経営責任者 平成13年６月　同社代表取締役会長 平成15年６月　同社相談役名誉会長 平成15年６月　当社取締役（現任） 平成17年６月　日産自動車株式会社名誉会長（現任）	21,600株
4	こうの　えいこ 河野栄子 (昭和21年１月１日生)	昭和44年12月　株式会社リクルート入社 昭和59年４月　同社取締役 昭和60年８月　同社常務取締役 昭和61年11月　同社専務取締役 平成６年７月　同社取締役副社長 平成９年６月　同社代表取締役社長 平成15年６月　当社取締役（現任） 平成15年６月　株式会社リクルート代表取締役会長兼CEO 平成16年４月　同社取締役会長兼取締役会議長 平成17年６月　同社特別顧問（現任）	―株

	氏　名 (生年月日)	略歴、当社における地位、担当および他の法人等の代表状況		所有する当社の株式数
5	こだま　ゆきはる 児　玉　幸　治 (昭和９年５月９日生)	昭和32年４月 昭和60年６月 昭和63年６月 平成元年６月 平成３年６月 平成３年６月 平成４年２月 平成５年６月 平成13年６月 平成13年７月 平成17年６月	通商産業省（現　経済産業省）入省 同大臣官房長 同産業政策局長 通商産業事務次官 同退官 財団法人産業研究所顧問 株式会社日本興業銀行顧問 商工組合中央金庫理事長 株式会社商船三井取締役（現任） 財団法人日本情報処理開発協会会長（現任） 当社取締役（現任）	一株
6	すずき　ひろし 鈴　木　　洋 (昭和33年８月31日生)	昭和60年４月 平成５年６月 平成９年６月 平成11年４月 平成11年６月 平成12年６月 平成15年６月	当社入社 当社取締役 当社常務取締役 当社常務取締役エレクトロオプティクスカンパニー　プレジデント 当社専務取締役 当社代表取締役社長 当社取締役、代表執行役最高経営責任者（現任）	722,080株

	氏　名 (生年月日)	略歴、当社における地位、担当 および他の法人等の代表状況	所有する当社 の株式数
7	えま　けんじ 江　間　賢　二 (昭和22年11月８日生)	昭和45年３月　当社入社 平成５年６月　当社取締役企画管理・経理・購買担当 平成９年６月　当社常務取締役戦略企画・財務担当 平成12年６月　当社専務取締役コーポレートファイナンス担当 平成13年６月　当社専務取締役CFO 平成15年６月　当社取締役、執行役最高財務責任者（現任） 平成15年７月　HOYA HOLDINGS N.V.社長 平成19年１月　当社オランダ支店Executive Officer Chief Financial（現任）	44,800株
8	たんじ　ひろあき 丹　治　宏　彰 (昭和27年７月31日生)	平成４年４月　当社入社 平成９年４月　当社R&Dセンター先端技術研究所ゼネラル・マネジャー 平成11年７月　HOYA HOLDINGS, INC.上級副社長 平成12年６月　当社取締役 平成13年11月　当社取締役兼事業開発部門長 平成15年６月　当社取締役、執行役兼事業開発部門長 平成18年６月　当社取締役、執行役最高技術責任者兼事業開発部門長 平成18年７月　当社取締役、執行役最高技術責任者（現任）	8,000株

（注）１．各候補者と当社との間に特別の利害関係はありません。

２．椎名武雄、茂木友三郎、塙　義一、河野栄子および児玉幸治の各氏は、社外取締役の候補者であります。

３．社外取締役候補者に関する特記事項は以下のとおりであります。

(1) 社外取締役候補者の選任理由および独立性について

①　当社では、取締役会において、社内の序列や人間関係にとらわれずに自由

な発言ができるように、平成７年から社外取締役に加わっていただき、株主の立場から第三者の視点で経営の監督・助言を受けられるようにしました。

その後、当社は平成15年に委員会等設置会社（会社法施行により現在は「委員会設置会社」）へ移行しました。指名、報酬、監査の三つの委員会を設置し、経営の透明性・公正性を確保し、監督機能の強化を図ることを目的としております。同時に取締役会から執行役へ大幅な権限委譲をすることにより執行役が迅速かつ効率的な経営を遂行できる体制を構築しています。

三つの委員会は、社外取締役が過半数である必要があり、複数の社外取締役を選任する必要がありますが、当社では、公正性の確保のために、定款で取締役の半数以上を社外取締役とすると規定しております。現在も、取締役８名中５名が社外取締役であり、強固なガバナンス体制を構築しております。

このような背景のもとに、ここに５名の社外取締役候補者の選任をお願いするものであります。

椎名武雄氏は、情報・通信産業である日本アイ・ビー・エム株式会社において、茂木友三郎氏は、消費財分野の食品産業であるキッコーマン株式会社において、塙　義一氏は、自動車産業である日産自動車株式会社において、河野栄子氏は、人材活用という新しいサービス業である株式会社リクルートにおいて、それぞれ長年にわたり経営に携わってこられました。また児玉幸治氏は、通商産業省（現経済産業省）において、長年にわたり大臣を補佐し広く産業界全般を公平に見てこられ、金融機関においても、豊富な知識と経験を積んでこられました。

以上の各氏を社外取締役候補者とした理由は、これらの経歴によって培われた豊富な知識・経験と幅広い見識に基づいて、当社の属する業界にとらわれない大局的な見地から、当社の経営の監督と助言をいただくことを期待しているためであります。いずれの方々も当社の経営の監督・助言をいただくのに充分な経歴を持ち、国際経験も豊富で各方面に幅広い人脈をお持ちです。また、形式的な名義でなく、実際に当社の取締役会に参加して、積極的に議論に参加し親身になって意見を言っていただける方々であります。

以上の各氏は現在当社の社外取締役であり、その就任期間は、本総会終結の時をもって、椎名武雄氏は12年、茂木友三郎氏は６年、塙　義一氏および河野栄子氏はともに４年、そして児玉幸治氏は２年であります。

② 社外取締役候補者は、いずれも、過去５年間に当社の特定関係事業者の業

務執行者となったことはありません。社外取締役候補者は、いずれも、合併、吸収分割、新設分割もしくは事業の譲受けにより当社が権利義務を承継した株式会社において、当該合併等の直前に業務執行者であったことはありません。

③ 社外取締役候補者は、いずれも、当社または当社の特定関係事業者から多額の金銭その他財産を受ける予定はなく、また過去２年間に受けていたこともありません。

④ 社外取締役候補者は、いずれも、当社または当社の特定関係事業者の業務執行者の配偶者、三親等以内の親族その他これに準ずるものではありません。

(2) 社外取締役候補者が過去５年間に他の株式会社の社外取締役に就任していた場合において、その在任中に当該株式会社において不当な業務執行が行われた事実、ならびに当該候補者がその事実の発生予防および発生後の対応として行った行為について

河野栄子氏が社外取締役を兼任している三井住友海上火災保険株式会社において、終身医療保険等の第三分野商品に係る保険金の不適切な不払い、臨時費用保険金等付随的な保険金の支払い漏れ等の事実があり、このため、同社は平成18年６月21日、金融庁から保険業法第132条第１項の規定に基づく業務改善命令および同法第133条の規定に基づく業務の一部停止命令を受けました。また、火災保険等の保険料の算出等において一部誤りがある事実が判明しました。

河野栄子氏は、日頃から法令遵守や顧客保護の重要性について取締役会等において発言を行っており、事実発生後には、同社において業務運営を抜本的に見直すにあたり、再発防止のための提言を行うなどその職責を果たしております。

(3) 社外取締役候補者との責任限定契約について

当社は、社外取締役との間で、今後その者が負うことがある会社法第423条第１項の責任について、金1,000万円以上であらかじめ定める金額と法令で定める額とのいずれか高い額を限度とする旨の契約を締結しております。

以　上

メ　モ

株主総会会場ご案内図

会　　場……東京都文京区関口二丁目10番８号
　　　　　　　椿 山 荘　５階　オリオン
　　　　　　電話　03-3943-1111（代表）

交　　通……地 下 鉄　有楽町線「江戸川橋」駅下車　1a出口　徒歩10分
　　　　　　JR・バス　JR山手線「目白」駅前の横断歩道を渡り、左手のバス停「目白駅前」より都バス新宿西口行き、または右手の「川村学園前」より椿山荘行き・新宿西口行きにて「椿山荘前」下車。（所要時間10分）

※当日は会場周辺道路および駐車場の混雑が予想されますので、上記公共交通機関のご利用をおすすめいたします。



椿山荘
（総会会場）
池袋
川村学園
カテドラル教会
目白
学習院大
目白通り
神田川
高田馬場
早稲田通り
高速５号線
早稲田ランプ
地下鉄有楽町線「江戸川橋」
総武線／中央線
高速５号線
地下鉄有楽町線
飯田橋
JR山手線
明治通り
大久保通り
外堀通り

平成19年6月11日

各位

会社名　HOYA株式会社
代表者名　代表執行役最高経営責任者　鈴木　洋
（東証・コード　7741）
問い合わせ先　IR・広報グループマネージャー
伊藤　直司
電話　03-3952-1160

公開買付開始時期の延期に関するお知らせ

HOYA株式会社（以下、「HOYA」といいます。）とペンタックス株式会社（以下、「ペンタックス」といいます。）は、平成19年5月31日にHOYAがペンタックスと経営統合を行う旨の経営統合に関する合意書を締結いたしましたが、同合意書締結後、HOYAと監督官庁との間で買い付け条件等に関し再調整を行っているため、本年6月上旬を予定していた公開買付けの開始時期を、本年6月中旬以降に延期いたしますのでお知らせいたします。具体的な開始時期については詳細が決まり次第お知らせいたします。

以上

END